

2025 Annual Report

This Annual Report presents information for Sirius XM Holdings Inc. ("Holdings"), a Delaware corporation. The terms "Holdings," "we," "us," "our", and "our company" as used herein and unless otherwise stated or indicated by context, refer to Sirius XM Holdings Inc. and its subsidiaries. "Sirius XM" refers to our wholly owned subsidiary Sirius XM Radio LLC and its subsidiaries other than Pandora. "Pandora" refers to Sirius XM's wholly owned subsidiary Pandora Media, LLC and its subsidiaries.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results and the timing of events could differ materially from those projected in forward-looking statements due to a number of factors in this Annual Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All amounts referenced in this section are in millions, except subscriber amounts are in thousands and per subscriber and per installation amounts are in ones, unless otherwise stated.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report.

EXECUTIVE SUMMARY

Liberty Media Transactions

Sirius XM Holdings Inc., the reporting company under this Annual Report, is the product of a series of transactions that closed on Monday, September 9, 2024. Any references to the "Company," "we," "us," or "ours" refers to Sirius XM Holdings Inc. and its consolidated subsidiaries following the Transactions.

On September 9, 2024 at 4:05 p.m., New York City time, Liberty Media Corporation ("Liberty Media" or "Former Parent") completed its previously announced split-off (the "Split-Off") of its former wholly owned subsidiary, Liberty Sirius XM Holdings Inc. ("SplitCo"). The Split-Off was accomplished by Liberty Media redeeming each outstanding share of Liberty Media's Series A, Series B and Series C Liberty SiriusXM common stock ("Liberty SiriusXM common stock"), par value $0.01 per share, in exchange for 0.8375 of a share of SplitCo common stock, par value $0.001 per share (the "Redemption"), with cash being paid to entitled record holders of Liberty SiriusXM common stock in lieu of any fractional shares of common stock of SplitCo.

Following the Split-Off, on September 9, 2024 at 6:00 p.m., New York City time (the "Merger Effective Time"), a wholly owned subsidiary of SplitCo merged with and into Sirius XM Holdings Inc. ("Old Sirius"), with Old Sirius surviving the merger as a wholly owned subsidiary of SplitCo (the "Merger" and together with the Split-Off, the "Transactions"). Upon consummation of the Merger, each share of common stock of Old Sirius, par value $0.001 per share, issued and outstanding immediately prior to the Merger Effective Time (other than shares owned by SplitCo and its subsidiaries) was converted into one-tenth (0.1) of a share of SplitCo common stock, with cash being paid to entitled record holders of Old Sirius common stock in lieu of any fractional shares of common stock of SplitCo.

At the Merger Effective Time, Old Sirius was renamed "Sirius XM Inc." and SplitCo was renamed "Sirius XM Holdings Inc." In connection with the Transactions and by operation of Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), SplitCo became the successor issuer to Old Sirius and succeeded to the attributes of Old Sirius as the registrant, including Old Sirius's Commission File Number and CIK number. Upon completion of the Transactions, Liberty Media ceased to own any shares of Sirius XM Holdings Inc.

On September 6, 2024, Sirius XM Radio LLC, our wholly owned subsidiary, converted from a Delaware corporation to a Delaware limited liability company.

We operate two complementary audio entertainment businesses—our SiriusXM business and our Pandora and Off-platform business.

SiriusXM

Our SiriusXM business features a wide range of content, including, music, sports, entertainment, comedy, talk and news channels, podcasts and infotainment services, all available in the United States on a subscription fee basis. SiriusXM holds a 70% equity interest and 33% voting interest in Sirius XM Canada Holdings Inc. ("Sirius XM Canada").

The primary source of revenue from the SiriusXM business is subscription fees, with most of its customers subscribing to monthly or annual plans. Additional revenue streams include advertising on select music and non-music channels in certain packages, direct sales of radios and accessories, and other ancillary services. As of December 31, 2025, the SiriusXM business had approximately 32.9 million subscribers in the U.S., while Sirius XM Canada had approximately 2.4 million subscribers. Sirius XM Canada's subscribers are not included in our subscriber count or subscriber-based operating metrics.

In addition to our audio entertainment businesses, we provide connected vehicle services to several automakers. These services are designed to enhance the safety, security and driving experience of consumers. We also offer a suite of data services that includes graphical weather and fuel prices, a traffic information service and real-time weather services in boats and airplanes.

Pandora and Off-platform

Pandora offers a highly personalized audio entertainment platform allowing users to create customized stations and playlists while also enabling on-demand search and playback of songs and albums. The Pandora service leverages advanced content programming algorithms, listener data, and music attributes to predict user music preferences, play content suited to the tastes of each listener, and introduce each listener to music consistent with the consumer's preferences. The Pandora service is available as (1) an ad-supported radio service, (2) a radio subscription service (Pandora Plus) and (3) an on-demand subscription service (Pandora Premium).

The majority of revenue from Pandora is generated from advertising on Pandora's ad-supported radio service. Pandora also derives subscription revenue from its Pandora Plus and Pandora Premium subscribers. Our Pandora and Off-platform business also sells advertising on other audio platforms and in widely distributed podcasts, which we consider to be off-platform services. As of December 31, 2025, Pandora had approximately 41.1 million monthly active users and 5.6 million subscribers.

SiriusXM also sells advertising on other audio platforms and in widely-distributed podcasts, which it considers to be off-platform services. SiriusXM has an arrangement with SoundCloud Holdings, LLC ("SoundCloud") to be its exclusive ad sales representative in the U.S. and certain European countries and offer advertisers the ability to execute campaigns across the Pandora and SoundCloud platforms. It also has arrangements to serve as the ad sales representative for certain podcasts. In addition, through AdsWizz Inc., SiriusXM provides a comprehensive digital audio and programmatic advertising technology platform, which connects audio publishers and advertisers with a variety of ad insertion, campaign trafficking, yield optimization, programmatic buying, marketplace and podcast monetization solutions.

The information contained in this Annual Report represents a combination of the historical information of SplitCo (now renamed Sirius XM Holdings Inc.) prior to the Merger Effective Time and Old Sirius.

RESULTS OF OPERATIONS—DECEMBER 31, 2025 AND 2024

Set forth below are our results of operations for the year ended December 31, 2025 compared with the year ended December 31, 2024. Refer to our Form 10-K for the year ended December 31, 2024 filed with the Securities and Exchange Commission ("SEC") on January 30, 2025 for our results of operation for the year ended December 31, 2024 compared with the year ended December 31, 2023. The results of operations are presented for each of our reporting segments for revenue and cost of services and on a consolidated basis for all other items.

(in millions)	For the Years Ended December 31,		2025 vs 2024 Change	
	2025	2024	Amount	%
Revenue				
SiriusXM:				
Subscriber revenue	$5,960	$ 6,076	$ (116)	(2)%
Advertising revenue	157	167	(10)	(6)%
Equipment revenue	178	182	(4)	(2)%
Other revenue	122	128	(6)	(5)%
Total SiriusXM revenue	6,417	6,553	(136)	(2)%
Pandora and Off-platform:				
Subscriber revenue	526	540	(14)	(3)%
Advertising revenue	1,615	1,606	9	1%
Total Pandora and Off-platform revenue	2,141	2,146	(5)	—%
Total revenue	8,558	8,699	(141)	(2)%
Cost of services				
SiriusXM:				
Revenue share and royalties	1,542	1,565	(23)	(1)%
Programming and content	555	550	5	1%
Customer service and billing	375	369	6	2%
Transmission	162	190	(28)	(15)%
Cost of equipment	9	10	(1)	(10)%
Total SiriusXM cost of services	2,643	2,684	(41)	(2)%
Pandora and Off-platform:				
Revenue share and royalties	1,308	1,270	38	3%
Programming and content	64	61	3	5%
Customer service and billing	74	79	(5)	(6)%
Transmission	29	35	(6)	(17)%
Total Pandora and Off-platform cost of services	1,475	1,445	30	2%
Total cost of services	4,118	4,129	(11)	—%
Subscriber acquisition costs	414	369	45	12%
Sales and marketing	760	894	(134)	(15)%
Product and technology	263	296	(33)	(11)%
General and administrative	549	497	52	10%
Depreciation and amortization	547	578	(31)	(5)%
Impairment, restructuring and other costs	436	3,453	(3,017)	(87)%
Total operating expenses	7,087	10,216	(3,129)	(31)%
Income (loss) from operations	1,471	(1,517)	2,988	nm
Other income (expense), net				
Interest expense	(459)	(496)	37	7%
Gain on extinguishment of debt	—	12	(12)	nm
Other income (expense), net	44	136	(92)	(68)%
Total other expense	(415)	(348)	(67)	(19)%
Income (loss) before income taxes	1,056	(1,865)	2,921	nm
Income tax expense	(251)	(210)	(41)	(20)%
Net income (loss)	$ 805	$ (2,075)	$ 2,880	139%

nm—not meaningful

SiriusXM Revenue

SiriusXM Subscriber Revenue includes fees charged for self-pay and paid promotional subscriptions, U.S. Music Royalty Fees and other ancillary fees.

For the years ended December 31, 2025 and 2024, subscriber revenue was $5,960 and $6,076, respectively, a decrease of 2%, or $116. The decrease was primarily attributed to a reduction in self-pay revenue resulting from a decline in the average number of subscribers and an increase in self-pay subscribers on promotional plans, partially offset by rate increases on certain self-pay plans.

We expect SiriusXM subscriber revenues to remain relatively flat with higher average revenue per user ("ARPU") offset by declines in the number of average subscribers.

SiriusXM Advertising Revenue includes the sale of advertising on SiriusXM's non-music channels and select music channels within ad-supported plans.

For the years ended December 31, 2025 and 2024, advertising revenue was $157 and $167, respectively, a decrease of 6%, or $10. The decrease was primarily due to lower advertising demand for news and sports channels.

We expect our SiriusXM advertising revenue to grow as we continue to leverage co-selling initiatives across our brands and platforms.

SiriusXM Equipment Revenue includes revenue and royalties from the sale of satellite radios, components and accessories.

For the years ended December 31, 2025 and 2024, equipment revenue was $178 and $182, respectively, a decrease of 2%, or $4. The decrease was driven by the transition to higher cost next generation chipsets as well as lower chipset production.

We expect equipment revenue to decline due to higher costs associated with the transition to our next generation chipset.

SiriusXM Other Revenue includes service fee revenue from Sirius XM Canada, revenue from our connected vehicle services and ancillary revenues.

For the years ended December 31, 2025 and 2024, other revenue was $122 and $128, respectively, a decrease of 5%, or $6. The decrease was driven by lower revenue from our connected vehicle services as well as lower royalty revenue from Sirius XM Canada.

We expect other revenue to remain relatively flat.

Pandora and Off-platform Revenue

Pandora and Off-platform Subscriber Revenue includes fees charged for Pandora Plus and Pandora Premium.

For the years ended December 31, 2025 and 2024, Pandora and Off-platform subscriber revenue was $526 and $540, respectively, a decrease of 3%, or $14. The decrease was driven by a decline in the subscriber base, partially offset by the full-year impact of prior year price increases on Pandora subscription plans.

We anticipate Pandora and Off-platform subscriber revenues to remain relatively flat.

Pandora and Off-platform Advertising Revenue is generated primarily from audio, display and video advertising from on-platform and off-platform advertising.

For the years ended December 31, 2025 and 2024, Pandora and Off-platform advertising revenue was $1,615 and $1,606, respectively, an increase of 1%, or $9. The increase was driven by revenue generated from podcasts, programmatic and higher technology fees; partially offset by reduced advertiser demand in streaming music.

We expect Pandora and Off-platform advertising revenue to slightly increase due to growth in off-platform monetization, including through podcasts, as well as higher technology fees.

Total Revenue

Total Revenue for the years ended December 31, 2025 and 2024 was $8,558 and $8,699, respectively, a decrease of 2%, or $141.

SiriusXM Cost of Services

SiriusXM Cost of Services includes revenue share and royalties, programming and content, customer service and billing, transmission and equipment expenses.

SiriusXM Revenue Share and Royalties include royalties for transmitting content, including streaming royalties, as well as revenue share agreements with automakers, content providers and advertisers.

For the years ended December 31, 2025 and 2024, revenue share and royalties were $1,542 and $1,565, respectively, a decrease of 1%, or $23, but increased as a percentage of total SiriusXM revenue. The decrease was driven by lower subscription revenue, partially offset by higher webcasting royalties.

We expect our SiriusXM revenue share and royalty costs to remain flat as a percentage of total SiriusXM revenue.

SiriusXM Programming and Content includes costs to acquire, create, promote and produce content. We have entered into agreements with third parties for music and non-music programming that require us to pay license fees and other amounts.

For the years ended December 31, 2025 and 2024, programming and content expenses were $555 and $550, respectively, an increase of 1%, or $5, and increased as a percentage of total SiriusXM revenue. The increase was driven by higher personnel-related costs.

We expect our SiriusXM programming and content expenses to decline due to lower costs to obtain certain content.

SiriusXM Customer Service and Billing includes costs related to the operation and management of internal and third-party customer service centers, our subscriber management systems, billing and collection processes, bad debt expense, and transaction fees.

For the years ended December 31, 2025 and 2024, customer service and billing expenses were $375 and $369, respectively, an increase of 2%, or $6, and increased as a percentage of total SiriusXM revenue. The increase was driven by higher subscriber management system and transaction costs, partially offset by lower call center costs and bad debt expense.

We expect our SiriusXM customer service and billing expenses to decrease as a result of reductions in call center and personnel-related costs, partially offset by higher costs associated with subscriber management systems and transaction costs.

SiriusXM Transmission consists of costs associated with the operation and maintenance of our terrestrial repeater networks; satellites; satellite telemetry, tracking and control systems; satellite uplink facilities; studios and delivery of our Internet and 360L streaming and connected vehicle services.

For the years ended December 31, 2025 and 2024, transmission expenses were $162 and $190, respectively, a decrease of 15%, or $28, and decreased as a percentage of total SiriusXM revenue. The decrease was driven primarily by lower hosting costs associated with our streaming platform.

We expect our SiriusXM transmission expenses to remain relatively flat.

SiriusXM Cost of Equipment includes costs from the sale of satellite radios, components and accessories and provisions for inventory allowance attributable to products purchased for resale in our direct to consumer distribution channels.

For the years ended December 31, 2025 and 2024, cost of equipment was $9 and $10, respectively, a decrease of 10%, or $1, and decreased as a percentage of total SiriusXM revenue. The decrease was driven by lower inventory reserves.

We expect our SiriusXM cost of equipment to decrease due to lower sales volumes.

Pandora and Off-platform Cost of Services

Pandora and Off-platform Cost of Services includes revenue share and royalties, programming and content, customer service and billing and transmission expenses.

Pandora and Off-platform Revenue Share and Royalties includes licensing fees paid for streaming music, podcast content, and revenue share paid to third party publishers. Payments are made based on advertising impressions delivered or click-through actions, and these costs are recorded in the related period.

For the years ended December 31, 2025 and 2024, revenue share and royalties were $1,308 and $1,270, respectively, an increase of 3%, or $38, and increased as a percentage of total Pandora and Off-platform revenue. The increase was driven by podcast revenue share, partially offset by a decline in the subscriber base.

We expect our Pandora and Off-platform revenue share and royalties to increase with the growth in our podcast revenue.

Pandora and Off-platform Programming and Content includes costs to produce owned and operated podcasts, live listener events and promote content.

For each of the years ended December 31, 2025 and 2024, programming and content expenses were $64 and $61, respectively, an increase of 5%, or $3, and increased as a percentage of total Pandora and Off-platform revenue. The increase was primarily attributable to higher podcast programming costs.

We expect our Pandora and Off-platform programming and content costs to remain relatively flat.

Pandora and Off-platform Customer Service and Billing includes transaction fees on subscription purchases through mobile app stores and bad debt expense.

For the years ended December 31, 2025 and 2024, customer service and billing expenses were $74 and $79, respectively, a decrease of 6%, or $5, and decreased as a percentage of total Pandora and Off-platform revenue. The decrease was primarily driven by lower transaction fees.

We expect our Pandora and Off-platform customer service and billing costs to remain relatively flat.

Pandora and Off-platform Transmission includes costs associated with content streaming, maintaining our streaming radio and on-demand subscription services and creating and serving advertisements through third-party ad servers.

For the years ended December 31, 2025 and 2024, Pandora and Off-Platform transmission expenses were $29 and $35, respectively, a decrease of 17%, or $6, and decreased as a percentage of total Pandora and Off-platform revenue. The decrease was driven by lower bandwidth costs.

We expect our Pandora and Off-platform transmission costs to decrease due to cost optimization efforts.

Operating Costs

Subscriber Acquisition Costs are costs associated with our satellite radio service. These include hardware subsidies paid to radio manufacturers, distributors and automakers; subsidies paid for chipsets and certain other components used in manufacturing radios; device royalties for certain radios and chipsets; product warranty obligations and freight. The majority of subscriber acquisition costs are incurred and expensed in advance of acquiring a subscriber. Subscriber acquisition costs do not include advertising costs, marketing, loyalty payments to distributors and dealers of satellite radios or revenue share payments to automakers and retailers of satellite radios.

For the years ended December 31, 2025 and 2024, subscriber acquisition costs were $414 and $369, respectively, an increase of 12%, or $45, and increased as a percentage of total revenue. The increase was primarily driven by contractual changes with certain automakers and higher costs related to migrating to the wideband chipset.

We expect subscriber acquisition costs to stay relatively flat.

Sales and Marketing includes costs for marketing, advertising, media and production, including promotional events and sponsorships; cooperative and artist marketing; and personnel related costs including salaries, commissions, and sales support. Marketing costs include expenses related to direct mail, outbound telemarketing, email communications, social media, television and streaming performance media and third party promotional offers.

For the years ended December 31, 2025 and 2024, sales and marketing expenses were $760 and $894, respectively, a decrease of 15%, or $134, and decreased as a percentage of total revenue. The decrease was primarily due to lower streaming marketing spend.

We expect sales and marketing expenses to increase due to an increase in our brand and other marketing costs.

Product and Technology consists primarily of compensation and related costs to develop chipsets and new products and services, including streaming and connected vehicle services, research and development for broadcast information systems and the design and development costs to incorporate SiriusXM radios into new vehicles manufactured by automakers.

For the years ended December 31, 2025 and 2024, product and technology expenses were $263 and $296, respectively, a decrease of 11%, or $33, and decreased as a percentage of total revenue. The decrease was primarily driven by lower personnel-related and hosting costs.

We anticipate product and technology expenses will remain relatively flat as we optimize our technology spend.

General and Administrative primarily consists of compensation and related costs for personnel and facilities, and includes costs related to our finance, legal, human resources and information technology departments.

For the years ended December 31, 2025 and 2024, general and administrative expenses were $549 and $497, respectively, an increase of 10%, or $52, and increased as a percentage of total revenue. The increase was driven by higher legal costs, including amounts associated with a settlement reserve for certain litigation matters of $29 which is expected to be paid in 2026, higher personnel-related costs and lower insurance recoveries; partially offset by the elimination of Former Parent operating costs, legal settlement income recognized during 2025, and certain state tax litigation recoveries recorded.

We expect our general and administrative expenses, excluding the impact of any past or future litigation insurance recoveries and settlement reserves, to decline due to lower technology and rent costs.

Depreciation and Amortization reflects the allocation of the costs of assets used in operations such as our satellite constellations, property, equipment and intangible assets over their estimated service lives.

For the years ended December 31, 2025 and 2024, depreciation and amortization expense was $547 and $578, respectively. The decrease was primarily associated with certain assets that reached the end of their useful lives.

Impairment, Restructuring and Other Costs represents impairment charges associated with the carrying amount of an asset exceeding the asset's fair value, restructuring expenses associated with contract terminations, the abandonment of certain leased office spaces as well as employee severance charges and other charges associated with organizational changes in connection with the Transactions.

For the years ended December 31, 2025 and 2024, impairment, restructuring and other costs were $436 and $3,453, respectively. During the year ended December 31, 2025, we recorded charges of $296 associated with restructuring charges, a charge of $109 associated with impairments related to terminated software projects, severance and other employee costs of $23 and Transaction related costs of $8. During the year ended December 31, 2024, we recorded impairment charges of $3,355 primarily related to impairments of Goodwill and equity method investments, Transactions related costs of $71, and a charge of $27 associated with severance and other restructuring costs.

Other (Expense) Income

Interest Expense represents the cost of interest on outstanding debt.

For the years ended December 31, 2025 and 2024, interest expense was $459 and $496, respectively. The decrease was primarily driven by a lower average outstanding debt balance.

Other Income, Net primarily includes realized and unrealized gains and losses from our debt measured at fair value, bond hedges, our Deferred Compensation Plan and other investments, intergroup interests, interest and dividend income, our share of the income or loss from equity investments and transaction costs related to non-operating investments.

For the years ended December 31, 2025 and 2024, other income, net was $44 and $136, respectively. During the year ended December 31, 2025, we recorded unrealized gains on debt measured at fair value, trading gains associated with the investments held for our Deferred Compensation Plan and earnings on unconsolidated entity investments. During the year ended December 31, 2024, we recorded unrealized gains on debt measured at fair value, earnings on unconsolidated entity investments and trading gains associated with the investments held for our Deferred Compensation Plan.

Income Taxes

Income Tax Expense includes the change in our deferred tax assets, current federal and state tax expenses and foreign withholding taxes.

For the years ended December 31, 2025 and 2024, income tax expense was $251 and $210, respectively.

Our effective tax rate of 23.8% for the year ended December 31, 2025 was primarily driven by state and local taxes and tax losses related to share-based compensation, partially offset by certain credits. Our effective tax rate of (11.3)% for the year ended December 31, 2024, was primarily driven by federal and state income tax expense, offset by the nondeductible impairment of goodwill.

KEY FINANCIAL AND OPERATING PERFORMANCE METRICS

In this section, we present certain financial performance measures, some of which are presented as Non-GAAP items, which include free cash flow and adjusted EBITDA. We also present certain operating performance measures. Our adjusted EBITDA excludes the impact of share-based payment expense. Additionally, when applicable, our adjusted EBITDA metric excludes the effect of significant items that do not relate to the on-going performance of our business. We use these Non-GAAP financial and operating performance measures to manage our business, to set operational goals and as a basis for determining performance-based compensation for our employees. See the accompanying Glossary for more details and for the reconciliation to the most directly comparable GAAP measure (where applicable).

We believe these Non-GAAP financial and operating performance measures provide useful information to investors regarding our financial condition and results of operations. We believe these Non-GAAP financial and operating performance measures may be useful to investors in evaluating our core trends because they provide a more direct view of our underlying costs. We believe investors may use our adjusted EBITDA to estimate our current enterprise value and to make investment decisions. We believe free cash flow provides useful supplemental information to investors regarding our cash available for future subscriber acquisitions and capital expenditures, to repurchase or retire debt, to acquire other companies and our ability to return capital to stockholders. By providing these Non-GAAP financial and operating performance measures, together with the reconciliations to the most directly comparable GAAP measure (where applicable), we believe we are enhancing investors' understanding of our business and our results of operations.

Our Non-GAAP financial measures should be viewed in addition to, and not as an alternative for or superior to, our reported results prepared in accordance with GAAP. In addition, our Non-GAAP financial measures may not be comparable to similarly-titled measures by other companies. Please refer to the Glossary for a further discussion of such Non-GAAP financial and operating performance measures and reconciliations to the most directly comparable GAAP measure (where applicable). Subscribers and subscription related revenues and expenses associated with our connected vehicle services and Sirius XM Canada are not included in SiriusXM's subscriber count or subscriber-based operating metrics. Subscribers to the Cloud Cover music programming service are now included in Pandora's subscriber count.

Set forth below are our subscriber balances as of December 31, 2025 compared to December 31, 2024. Refer to our Form 10-K for the year ended December 31, 2024 filed with the SEC on January 30, 2025 for our Non-GAAP financial and operating performance measures for the year ended December 31, 2024 compared with the year ended December 31, 2023.

	As of December 31,		2025 vs 2024 Change	
(subscribers in thousands)	2025	2024	Amount	%
SiriusXM				
Self-pay subscribers	31,345	31,646	(301)	(1)%
Paid promotional subscribers	1,582	1,580	2	— %
Ending subscribers	32,927	33,226	(299)	(1)%
Sirius XM Canada subscribers	2,437	2,516	(79)	(3)%
Pandora and Off-platform				
Monthly active users–all services	41,112	43,344	(2,232)	(5)%
Self-pay subscribers	5,630	5,774	(144)	(2)%

The following table contains our Non-GAAP financial and operating performance measures which are based on our adjusted results of operations for the years ended December 31, 2025 and 2024.

(subscribers in thousands)	For the Years Ended December 31,		2025 vs 2024 Change Twelve Months	
	2025	2024	Amount	%
SiriusXM				
Self-pay subscribers	(301)	(296)	(5)	(2)%
Paid promotional subscribers	2	(353)	355	101 %
Net additions	(299)	(649)	350	54 %
Weighted average number of subscribers	32,797	33,292	(495)	(1)%
Average self-pay monthly churn	1.5%	1.6%	(0.1)%	(6)%
ARPU[(1)]	$ 15.11	$ 15.21	$(0.10)	(1)%
SAC, per installation	$ 18.21	$ 14.55	$ 3.66	25 %
Pandora and Off-platform				
Weighted average number of subscribers	5,698	5,929	(231)	(4)%
Ad supported listener hours (in billions)	9.75	9.94	(0.19)	(2)%
Advertising revenue per thousand listener hours (RPM)	$ 91.78	$100.59	$(8.81)	(9)%
Total Company				
Adjusted EBITDA	$ 2,665	$ 2,732	$ (67)	(2)%
Free cash flow	$ 1,256	$ 1,015	$ 241	24 %

(1) ARPU for SiriusXM excludes subscriber revenue from our connected vehicle services of $169 and $164 for the years ended December 31, 2025 and 2024, respectively.

SiriusXM

Subscribers. At December 31, 2025, SiriusXM had 32,927 subscribers, a decrease of 299, from the 33,226 subscribers as of December 31, 2024. Our subscriber base declined primarily due to lower self-pay subscribers attributable to lower vehicle conversion rates, partially offset by reductions in voluntary and non-pay churn as well as growth in new acquisition initiatives.

For the years ended December 31, 2025 and 2024, net subscriber additions were (299) and (649), respectively, an improvement of 350. Self-pay net additions decreased primarily due to lower streaming net additions and conversion rates, partially offset by lower churn, growth in new acquisition initiatives as well as the implementation in the fourth quarter of continuous service practices for subscribers and the offer of companion subscriptions to subscribers. Paid promotional net additions also improved compared to the prior year periods driven by higher vehicle sales.

Sirius XM Canada Subscribers. At December 31, 2025, Sirius XM Canada had approximately 2,437 subscribers, a decrease of 79, or 3%, from the approximately 2,516 Sirius XM Canada subscribers as of December 31, 2024.

Average Self-pay Monthly Churn is derived by dividing the monthly average of self-pay deactivations for the period by the average number of self-pay subscribers for the period. (See accompanying Glossary for more details.)

For the years ended December 31, 2025 and 2024, our average self-pay monthly churn rate was 1.5% and 1.6%, respectively. The decrease was driven by lower vehicle and non-pay churn.

ARPU is derived from total earned SiriusXM subscriber revenue (excluding revenue derived from our connected vehicle services) and net advertising revenue, divided by the number of months in the period, divided by the daily weighted average number of subscribers for the period. (See the accompanying Glossary for more details.)

For the years ended December 31, 2025 and 2024, ARPU was $15.11 and $15.21, respectively. The decrease was driven by an increase in self-pay subscribers on promotional plans, partially offset by rate increases on certain self-pay plans.

SAC, Per Installation, is derived from subscriber acquisition costs and margins from the sale of radios, components and accessories (excluding connected vehicle services), divided by the number of satellite radio installations in new vehicles and shipments of aftermarket radios for the period. (See the accompanying Glossary for more details.)

For the years ended December 31, 2025 and 2024, SAC, per installation, was $18.21 and $14.55, respectively. The increase was driven by a transition to higher cost chipsets as well as contractual changes with certain automakers.

Pandora and Off-platform

Monthly Active Users. At December 31, 2025, Pandora had approximately 41,112 monthly active users, a decrease of 2,232 monthly active users, or 5%, from the 43,344 monthly active users as of December 31, 2024. The decrease in monthly active users was driven by churn and a decline in the number of new users.

Subscribers. At December 31, 2025, Pandora had approximately 5,630 subscribers, a decrease of 144, or 2%, from the approximately 5,774 subscribers as of December 31, 2024.

Ad supported listener hours are a key indicator of our Pandora business and the engagement of our Pandora listeners. We include ad supported listener hours related to Pandora's non-music content offerings in the definition of listener hours.

For the years ended December 31, 2025 and 2024, ad supported listener hours were 9,751 and 9,940, respectively, a decrease of 2%, or 189. The decrease was primarily driven by the decline in monthly active users, partially offset by higher hours per active user.

RPM is a key indicator of our ability to monetize advertising inventory created by listener hours on the Pandora services. Ad RPM is calculated by dividing advertising revenue by the number of thousands of listener hours of our Pandora advertising-based service.

For the years ended December 31, 2025 and 2024, RPM was $91.78 and $100.59, respectively. The decrease was driven by lower advertiser demand in streaming music due to macroeconomic uncertainty.

Total Company

Adjusted EBITDA. EBITDA is defined as net income (loss) before interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA excludes the impact of other expense (income), loss on extinguishment of debt, impairment, restructuring and other costs, Former Parent operating costs, other non-cash charges such as share-based payment expense, and legal settlements and reserves (if applicable). (See the accompanying Glossary for a reconciliation to GAAP and for more details.)

For the years ended December 31, 2025 and 2024, adjusted EBITDA was $2,665 and $2,732, respectively, a decrease of 2%, or $67. The decrease was driven by declines in subscriber revenue as well as increases in general and administrative expenses and subscriber acquisition costs; partially offset by lower sales and marketing, product and technology, and transmission expenses.

Free Cash Flow includes cash provided by operations, net of additions to property and equipment, and restricted and other investment activity. (See the accompanying Glossary for a reconciliation to GAAP and for more details.)

For the years ended December 31, 2025 and 2024, free cash flow was $1,256 and $1,015, respectively, an increase of 24%, or $241. The increase was driven by the elimination of Liberty transaction costs, lower cash taxes paid and lower capital expenditures.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents a summary of our cash flow activity for the year ended December 31, 2025 compared with the year ended December 31, 2024. Refer to our Form 10-K for the year ended December 31, 2024 filed with the SEC on January 30, 2025 for our cash flows for the year ended December 31, 2024 compared with the year ended December 31, 2023.

	For the Years Ended December 31,		
(in millions)	**2025**	**2024**	**2025 vs 2024**
Net cash provided by operating activities	$ 1,898	$1,741	$ 157
Net cash used in investing activities	(747)	(970)	223
Net cash used in financing activities	(1,219)	(916)	(303)
Net decrease in cash, cash equivalents and restricted cash	(68)	(145)	77
Cash, cash equivalents and restricted cash at beginning of period	170	315	(145)
Cash, cash equivalents and restricted cash at end of period	$ 102	$ 170	$ (68)

Cash Flows Provided by Operating Activities

Cash flows provided by operating activities increased by $157 to $1,898 for the year ended December 31, 2025 from $1,741 for the year ended December 31, 2024.

Our largest source of cash provided by operating activities is cash generated by subscription and subscription-related revenues. We also generate cash from the sale of advertising through the Pandora and Off-platform business, advertising on certain non-music and select music channels on SiriusXM and the sale of satellite radios, components and accessories. Our primary uses of cash from operating activities include revenue share and royalty payments to distributors, programming and content providers and payments to radio manufacturers, distributors and automakers. In addition, uses of cash from operating activities include payments to vendors to service, maintain and acquire listeners and subscribers, general corporate expenditures and compensation and related costs.

Cash Flows Used in Investing Activities

Cash flows used in investing activities in the year ended December 31, 2025 were primarily due to spending for capitalized software and hardware, the construction of satellites and acquisitions of tax-effective investments for total cash consideration of $106. Cash flows used in investing activities in the year ended December 31, 2024 were primarily due to spending for capitalized software and hardware, the construction of satellites and acquisitions of tax-effective investments for total cash consideration of $244. We spent $389 and $413 on capitalized software and hardware as well as $204 and $262 to construct satellites during the years ended December 31, 2025 and 2024, respectively.

Cash Flows Used in Financing Activities

Cash flows used in financing activities consists of the issuance and repayment of long-term debt, purchases of our common stock, the payment of cash dividends and taxes paid in lieu of shares issued for stock-based compensation. Proceeds from long-term debt have been used to fund our operations, construct and launch new satellites, fund acquisitions, invest in other infrastructure improvements and purchase shares of our common stock.

Cash flows used in financing activities in the year ended December 31, 2025 were primarily due to the repayment of $2,141 of debt, the payment of cash dividends of $365, the purchase and retirement of shares of our common stock under our repurchase program of $136 and the payment of $33 for taxes in lieu of shares issued for share-based compensation, partially offset by proceeds from debt borrowings of $1,462. Long-term debt proceeds and repayments are reported gross within the statement of cash flows and primarily relate to the Delayed Draw Incremental Term Loan and the Credit Facility.

Cash flows used in financing activities in the year ended December 31, 2024 were primarily due to the repayment of $3,914 of debt, the payment of cash dividends of $143 and the payment of $44 for taxes in lieu of shares issued for share-based compensation, partially offset by proceeds from debt borrowings of $3,205. Long-term debt proceeds and repayments are reported gross within the statement of cash flows and primarily relate to the Convertible Notes, the Exchangeable Notes, that certain margin loan agreement (which is no longer outstanding) of Liberty Siri MarginCo, LLC which merged with and into SplitCo following the Transactions that was secured by shares of our common stock (the "Margin Loan") and the Credit Facility (as defined in Note 12 to our consolidated financial statements included elsewhere in this Annual Report).

Future Liquidity and Capital Resource Requirements

Based upon our current business plans, we expect to fund operating expenses, capital expenditures, including the construction of replacement satellites, working capital requirements, interest payments, taxes and scheduled maturities of our debt with existing cash, cash flow from operations and borrowings under the Credit Facility, including the Delayed Draw Incremental Term Loan. As of December 31, 2025, $1,980 was available for future borrowing under the Credit Facility and no amount was available under the Delayed Draw Incremental Term Loan. We believe that we have sufficient cash and cash equivalents, as well as debt capacity, to cover our estimated short and long-term funding needs, including upcoming maturities of debt, amounts to construct, launch and insure replacement satellites, as well as fund future stock repurchases and dividend payments and to pursue strategic opportunities.

Our ability to meet our debt and other obligations depends on our future operating performance and on economic, financial, competitive and other factors.

We regularly evaluate our business plans and strategy. These evaluations often result in changes to our business plans and strategy, some of which may be material and significantly change our cash requirements. These changes in our business plans or strategy may include: the acquisition of unique or compelling programming; the development and introduction of new features or services; significant new or enhanced distribution arrangements; investments in infrastructure, such as satellites, equipment or radio spectrum and acquisitions and investments, including acquisitions and investments that are not directly related to our existing business.

We may from time to time purchase our outstanding debt through open market purchases, privately negotiated transactions or otherwise. Purchases or retirement of debt, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

We have made, and expect to continue to make, certain tax-efficient equity investments in clean energy technologies, including industrial carbon capture and storage. These investments are expected to produce tax credits and related tax losses. The payments on these equity investments will be classified as investing activities from a cash flow perspective, while the tax credits and losses will benefit our federal cash taxes in operating activities.

Stock Repurchase Program

Following the closing of the Transactions, on September 9, 2024, our board of directors authorized for repurchase an aggregate of $1,166 of our common stock. The board of directors did not establish an end date for this stock repurchase program. Shares of common stock may be purchased from time to time on the open market, pursuant to pre-set trading plans meeting the requirements of Rule 10b5-1 under the Exchange Act, in privately negotiated transactions, including in accelerated stock repurchase transactions, or otherwise. We intend to fund any stock repurchases through a combination of cash on hand, cash generated by operations and future borrowings. The size and timing of any purchases will be based on a number of factors, including price and business and market conditions. As of December 31, 2025, our cumulative repurchases since the closing of the Transactions under our stock repurchase program totaled 6,538 thousand shares for $143, and $1,024 remained available for additional repurchases under our existing stock repurchase program authorization.

Dividend

On January 29, 2026, our board of directors declared a quarterly dividend on our common stock in the amount of $0.27 per share of common stock payable on February 27, 2026 to stockholders of record as of the close of business on February 11, 2026.

Debt Covenants

The indentures governing SiriusXM's senior notes and the credit agreement governing the Credit Facility and the Delayed Draw Incremental Term Loan include restrictive covenants. The indentures governing the senior notes also contain covenants that, among other things, limit Sirius XM's ability and the ability of its subsidiaries to create certain liens; enter into sale/leaseback transactions; and merge or consolidate or transfer, lease, assign or otherwise dispose of all or substantially all of Sirius XM Radio LLC's assets. As of December 31, 2025, we were in compliance with such covenants. For a discussion of our "Debt Covenants," refer to Note 12 to our audited consolidated financial statements included in this Annual Report.

Off-Balance Sheet Arrangements

We do not have any significant off-balance sheet arrangements other than those disclosed in Note 15 to our audited consolidated financial statements included in this Annual Report that are reasonably likely to have a material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual Cash Commitments

For a discussion of our "Contractual Cash Commitments," refer to Note 15 to our audited consolidated financial statements included in this Annual Report.

Related Party Transactions

For a discussion of "Related Party Transactions," refer to Note 11 to our audited consolidated financial statements included in this Annual Report.

Critical Accounting Policies and Estimates

Our audited consolidated financial statements are prepared in accordance with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Accounting estimates require the use of significant management assumptions and judgments as to future events, and the effect of those events cannot be predicted with certainty. The accounting estimates will change as new events occur, more experience is acquired and more information is obtained. We evaluate and update our assumptions and estimates on an ongoing basis and use outside experts to assist in that evaluation when we deem necessary. We have identified all significant accounting policies in Note 2 to our audited consolidated financial statements in this Annual Report.

Non-Financial Instrument Valuations. Our non-financial instrument valuations are primarily comprised of our determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets, such as trademarks, and our evaluation of the recoverability of our other long-lived assets upon certain triggering events. If the carrying value of our long-lived assets exceeds their estimated fair value, we are required to write the carrying value down to fair value. Any such writedown is included in Impairment, restructuring and other costs in our audited consolidated statement of operations. Judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment. Our intangible assets include goodwill, other indefinite-lived assets (our FCC licenses and trademarks) and definite-lived assets. Our annual impairment assessment of our goodwill and our indefinite-lived assets is performed as of the fourth quarter of each year. We also review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is not recoverable. If an impairment exists, the impairment is measured as the amount by which the carrying amount of an intangible asset exceeds its estimated fair value.

- *Goodwill:* ASC 350, *Intangibles—Goodwill and Other*, states that an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. Under the updated guidance per Accounting Standards Update ("ASU") 2017-04, *Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment is eliminated. In accordance with updated guidance, we recognize goodwill impairment as the difference between the carrying amount of a reporting unit and its fair value, but not to exceed the carrying amount of goodwill. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units.

We elected to perform a quantitative assessment of the goodwill in our Pandora and Off-platform reporting unit and performed a qualitative assessment of the goodwill in our SiriusXM reporting unit. Fair value of our Pandora and Off-platform reporting unit was determined using a combination of an income approach, using a discounted cash flow ("DCF") model, and a market approach, employing a guideline public company approach. The DCF model, which estimates fair value based on the present value of future cash flows, requires us to make various assumptions regarding the timing and amount of these cash flows, including growth rates, operating margins and capital expenditures for a projection period, plus the terminal value of the business at the end of the projection period. The terminal value is estimated using a long-term growth rate, which is based on expected trends and projections. A discount rate is determined for the reporting unit based on the risks of achieving the future cash flows, including risks applicable to the industry and market as a whole, as well as the capital structure of comparable entities. Additionally, assumptions related to guideline company financial multiples used in the market approach are based on current market observations.

- *Indefinite-lived Assets:* ASC 350-30-35, *Intangibles—General Intangibles Other than Goodwill*, provides for an option to first perform a qualitative assessment to determine whether it is more likely than not that an asset is impaired. If the qualitative assessment supports that it is more likely than not that the fair value of the asset exceeds its carrying value, a company is not required to perform a quantitative impairment test. If the qualitative assessment does not support that the fair value of the asset exceeds its carrying value, then a quantitative assessment is performed. We recognize impairment as the difference between the carrying amount of an asset and its estimated fair value.

  Our annual impairment assessment of our identifiable indefinite lived intangible assets is performed as of the fourth quarter of each year. An assessment is performed at other times if an event occurs or circumstances change that would more likely than not reduce the fair value of the asset below its carrying value. If the carrying value of the intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Fair value of the Pandora trade name was determined using a DCF model. The DCF model included significant assumptions about revenue growth rates, royalty rate, long-term growth rates and enterprise specific discount rates.

- *Definite-lived Assets:* We carry our definite-lived assets at cost less accumulated amortization. We assess definite-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If an event or circumstance is identified indicating the carrying value may not be recoverable, the sum of future undiscounted cash flows is compared to the carrying value. If the carrying value exceeds the future undiscounted cash flows, the carrying value of the asset is reduced to its fair value. The fair value of assets is determined as either the expected selling price less selling costs (where appropriate) or the present value of the estimated future cash flows, adjusted as necessary for market factors.

Useful Life of Broadcast/Transmission System. Our satellite system includes the costs of our satellite construction, launch vehicles, launch insurance, capitalized interest, spare satellites, terrestrial repeater network and satellite uplink facilities. We monitor our satellites for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset is not recoverable.

We currently operate four in-orbit and two spare satellites, FM-5, FM-6, XM-5, SXM-8, SXM-9, and SXM-10. Our FM-5 satellite was launched in 2009 and reached the end of its depreciable life in 2024. Our FM-6 satellite was launched in 2013 and is expected to reach the end of its depreciable life in 2028. Our XM-5 satellite was launched in 2010 and reached the end of its depreciable life in 2025. Our SXM-8 satellite was launched in 2021 and is expected to reach the end of its depreciable life in 2036. Our SXM-8 satellite replaced our XM-3 satellite which was successfully deorbited in November 2025. In January 2025, our SXM-9 satellite successfully completed in-orbit testing and replaced our SXM-8 satellite which now operates as an in-orbit spare. In July 2025, our SXM-10 satellite successfully completed its in-orbit testing and replaced our FM-6 satellite which now operates as an in-orbit spare. We have entered into agreements for the design, construction and launch of two additional satellites, SXM-11 and SXM-12, which are expected to replace our XM-5 and Sirius FM-5 satellites.

Our satellites have been designed to last fifteen years. Our in-orbit satellites may experience component failures which could adversely affect their useful lives. We monitor the operating condition of our in-orbit satellites and if events or circumstances indicate that the depreciable lives of our in-orbit satellites have changed, we will modify the depreciable life accordingly. If we were to revise our estimates, our depreciation expense would change.

Income Taxes. Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

We assess the recoverability of deferred tax assets at each reporting date and, where applicable, a valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the deferred tax assets will not be realized. Our assessment includes an analysis of whether deferred tax assets will be realized in the ordinary course of operations based on the available positive and negative evidence, including the scheduling of deferred tax liabilities and forecasted income from operations. The underlying assumptions we use in forecasting future taxable income require significant judgment. In the event that actual income from operations differs from forecasted amounts, or if we change our estimates of forecasted income from operations, we could record additional charges or reduce allowances in order to adjust the carrying value of deferred tax assets to their realizable amount. Such adjustments could be material to our audited consolidated financial statements.

As of December 31, 2025, we had a valuation allowance of $87 relating to deferred tax assets that are not more likely than not to be realized due to the timing of certain state net operating loss limitations and acquired net operating losses that were not likely to be utilized.

ASC 740, *Income Taxes*, requires a company to first determine whether it is more likely than not that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority. If the tax position is not more likely than not to be sustained, the gross amount of the unrecognized tax position will not be recorded in the financial statements but will be shown in tabular format within the uncertain income tax positions. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs due to the following conditions: (1) the tax position is "more likely than not" to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the tax position has expired. A number of years may elapse before an uncertain tax position is effectively settled or until there is a lapse in the applicable statute of limitations. We record interest and penalties related to uncertain tax positions in Income tax expense in our consolidated statements of comprehensive income. As of December 31, 2025, the gross liability for income taxes associated with uncertain tax positions was $198.

Glossary

Self-pay subscriber—a self-pay subscriber is a user that, as of the date of determination, was party to a customer agreement with SiriusXM or Pandora, and (i) has paid or agreed to pay a subscription fee, including at a promotional price, or (ii) the subscription fee has been paid by an automaker for a period of three years or greater. For subscription plans that entitle the customer to multiple registered users, each registered user under such plan is counted as a self-pay subscriber. Lifetime subscribers to the SiriusXM service are counted as self-pay subscribers because they are party to a customer agreement with SiriusXM and have paid a subscription fee, although in almost all cases the revenue from such subscriptions have been fully recognized in prior periods. Our new continuous service practices allow for subscribers to keep their subscription active even when it is not linked to a vehicle. Certain users that are party to a customer agreement with SiriusXM or Pandora and have paid or agreed to pay a small promotional price for a trial subscription are not counted as self-pay subscribers because the promotional price is considered to be *de minimis* and, in management's view, the payment is not indicative of the user's intent to subscribe to the service in the near-term.

Paid promotional subscriber—a paid promotional subscriber is a user that, as of the date of determination, has their subscription fee paid for by a third party, for a fixed trial subscription period, which typically range from one to twelve months but is less than three years. We count prepaid shipped but not activated vehicles as paid promotional subscribers.

Monthly active users—the number of distinct registered users on the Pandora services, including subscribers, which have consumed content within the trailing 30 days to the end of the final calendar month of the period. The number of monthly active users on the Pandora services may overstate the number of unique individuals who actively use our Pandora service, as one individual may use multiple accounts. To become a registered user on the Pandora services, a person must sign-up using an email address or access our service using a device with a unique identifier, which we use to create an account for our service.

Average self-pay monthly churn—for in-car and retail radio subscriptions, the SiriusXM monthly average of self-pay deactivations for the period divided by the average number of self-pay subscribers for the period.

Adjusted EBITDA—EBITDA is defined as net income (loss) before interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA is a Non-GAAP financial measure that excludes or adjusts for the impact of other expense (income), gain/loss on extinguishment of debt, impairment, restructuring and other costs, Former Parent operating costs, other non-cash charges such as share-based payment expense and legal settlements and reserves (if applicable). We believe adjusted EBITDA is a useful measure of the underlying trend of our operating performance, which provides useful information about our business apart from the costs associated with our capital structure and purchase price accounting. We believe investors find this Non-GAAP financial measure useful when analyzing our past operating performance with our current performance and comparing our operating performance to the performance of other communications, entertainment and media companies. We believe investors use adjusted EBITDA to estimate our current enterprise value and to make investment decisions. As a result of large capital investments in our satellite radio system, our results of operations reflect significant charges for depreciation expense. We believe the exclusion of share-based payment expense is useful as it is not directly related to the operational conditions of our business. We also believe the exclusion of the legal settlements and reserves, impairment, restructuring and other costs, to the extent they occur during the period, is useful as they are significant expenses not incurred as part of our normal operations for the period.

Adjusted EBITDA has certain limitations in that it does not take into account the impact to our consolidated statements of comprehensive income of certain expenses, including share-based payment expense. We endeavor to compensate for the limitations of the Non-GAAP measure presented by also providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the Non-GAAP measure. Investors that wish to compare and evaluate our operating results after giving effect for these costs should refer to net income as disclosed in our consolidated statements of comprehensive income. Since adjusted EBITDA is a Non-GAAP financial performance measure, our calculation of adjusted EBITDA may be susceptible to varying calculations; may not be comparable to other similarly titled measures of other companies and should not be considered in isolation, as a substitute for or superior to measures of financial performance prepared in accordance with GAAP. The reconciliation of net income (loss) to adjusted EBITDA is calculated as follows:

	For the Years Ended December 31,	
	2025	**2024**
Net income (loss):	$ 805	$(2,075)
Add back items excluded from Adjusted EBITDA:		
Legal settlements and reserves	30	3
Former Parent operating costs	—	15
Impairment, restructuring and other costs	436	3,453
Share-based payment expense[1]	181	200
Depreciation and amortization	547	578
Interest expense	459	496
Gain on extinguishment of debt	—	(12)
Other income, net	(44)	(136)
Income tax expense	251	210
Adjusted EBITDA	$2,665	$ 2,732

(1) Allocation of share-based payment expense:

	For the Years Ended December 31,	
	2025	**2024**
Programming and content	$ 37	$ 36
Customer service and billing	5	5
Transmission	6	5
Sales and marketing	46	45
Product and technology	34	44
General and administrative	53	65
Total share-based payment expense	$181	$200

Free cash flow—is derived from cash flow provided by operating activities, net of additions to property and equipment and purchases of other investments. Free cash flow is a metric that our management and board of directors use to evaluate the cash generated by our operations, net of capital expenditures and other investment activity. In a capital intensive business, with significant investments in satellites, we look at our operating cash flow, net of these investing cash outflows, to determine cash available for future subscriber acquisition and capital expenditures, to repurchase or retire debt, to acquire other companies and to evaluate our ability to return capital to stockholders. We exclude from free cash flow certain items that do not relate to the on-going performance of our business, such as cash flows related to acquisitions, strategic and short-term investments, including tax efficient investments in clean energy as well as net loan activity with related parties and other equity investees. We believe free cash flow is an indicator of the long-term financial stability of our business. Free cash flow, which is reconciled to "Net cash provided by operating activities", is a Non-GAAP financial measure. This measure can be calculated by deducting amounts under the captions "Additions to property and equipment" and deducting or adding Restricted and other investment activity from "Net cash provided by operating activities" from the consolidated statements of cash flows. Free cash flow should be used in conjunction with other GAAP financial performance measures and may not be comparable to free cash flow measures presented by other companies. Free cash flow should be viewed as a supplemental measure rather than an alternative measure of cash flows from operating activities, as determined in accordance with GAAP. Free cash flow is limited and does not represent remaining cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt maturities. We believe free cash flow provides useful supplemental information to investors regarding our current cash flow, along with other GAAP measures (such as cash flows from operating and investing activities), to determine our financial condition and to compare our operating performance to other communications, entertainment and media companies. Free cash flow is calculated as follows:

	For the Years Ended December 31,	
	2025	**2024**
Cash Flow information		
Net cash provided by operating activities	$ 1,898	$1,741
Net cash used in investing activities	(747)	(970)
Net cash used in financing activities	(1,219)	(916)
Free Cash Flow		
Net cash provided by operating activities	1,898	1,741
Additions to property and equipment	(653)	(728)
Sales of other investments	11	2
Free cash flow	$ 1,256	$1,015

ARPU—SiriusXM ARPU is derived from total earned subscriber revenue (excluding revenue associated with our connected vehicle services) and advertising revenue, divided by the number of months in the period, divided by the daily weighted average number of subscribers for the period.

Subscriber acquisition cost, per installation—or SAC, per installation, is derived from subscriber acquisition costs less margins from the sale of radios and accessories (excluding connected vehicle services), divided by the number of satellite radio installations in new vehicles and shipments of aftermarket radios for the period. SAC, per installation, is calculated as follows:

	For the Years Ended December 31,	
	2025	2024
Subscriber acquisition costs, excluding connected vehicle services	$ 414	$ 369
Less: margin from sales of radios and accessories, excluding connected vehicle services	(169)	(172)
	$ 245	$ 197
Installations (in thousands)	13,452	13,545
SAC, per installation[(a)]	$ 18.21	$ 14.55

(a) Amounts may not recalculate due to rounding.

Ad supported listener hours—is based on the total bytes served over our Pandora advertising supported platforms for each track that is requested and served from our Pandora servers, as measured by our internal analytics systems, whether or not a listener listens to the entire track. For non-music content such as podcasts, episodes are divided into approximately track-length parts, which are treated as tracks. To the extent that third-party measurements of advertising hours are not calculated using a similar server-based approach, the third-party measurements may differ from our measurements.

RPM—is calculated by dividing advertising revenue, excluding AdsWizz and other off-platform revenue, by the number of thousands of listener hours on our Pandora advertising-based service.

Issuer Purchases of Equity Securities

The following table provides information about our purchases of equity securities registered pursuant to Section 12 of the Exchange Act during the quarter ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid Per Share[(a)]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[(a)]
October 1, 2025–October 31, 2025	683,599	$21.94	683,599	$1,055,025,386
November 1, 2025–November 30, 2025	676,810	$21.26	676,810	$1,040,635,803
December 1, 2025–December 31, 2025	807,200	$21.14	807,200	$1,023,570,054
Total	2,167,609	$21.43	2,167,609	

(a) These amounts include fees and commissions associated with the shares repurchased. All of these repurchases were made pursuant to our share repurchase program.

On September 9, 2024, our board of directors approved for repurchase an aggregate of $1.166 billion of our common stock. The board of directors did not establish an end date for this stock repurchase program. Shares of common stock may be purchased from time to time on the open market, pursuant to pre-set trading plans meeting the requirements of Rule 10b5-1 under the Exchange Act, in privately negotiated transactions, including in accelerated stock repurchase transactions, or otherwise. We intend to fund any stock repurchases through a combination of cash on hand, cash generated by operations and future borrowings. The size and timing of any purchases will be based on a number of factors, including price and business and market conditions.

COMPARISON OF CUMULATIVE TOTAL RETURNS

Set forth below is a graph comparing the cumulative performance of our common stock with the Standard & Poor's Composite-500 Stock Index, or the S&P 500, and the S&P 1500 Media & Entertainment Index from December 31, 2020 to December 31, 2025. The graph assumes that $100 was invested on December 31, 2020, in each of our common stock, the S&P 500 and the S&P 1500 Media and Entertainment Index.

The information in the graph represents the performance of the common stock of Old Sirius for the period from December 31, 2020 to September 9, 2024, the closing of the Transactions, and the performance of our common stock from September 10, 2024 to December 31, 2025.

Our board of directors expects to declare regular quarterly dividends.


$250
$200
$150
$100
$50
$0
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25
S&P 1500 Media & Entertainment Index
S&P 500 Index
Sirius XM Holdings Inc.

STOCKHOLDER RETURN PERFORMANCE TABLE

	S&P 1500 Media & Entertainment Index	S&P 500 Index	Sirius XM Holdings Inc.
December 31, 2020	$100.00	$100.00	$100.00
December 31, 2021	$126.37	$126.89	$100.74
December 31, 2022	$ 70.90	$102.22	$ 97.50
December 31, 2023	$116.33	$126.99	$ 93.34
December 31, 2024	$162.94	$156.59	$ 40.21
December 31, 2025	$220.53	$182.25	$ 37.01

This performance graph shall not be deemed "soliciting material" or "filed" with the Securities and Exchange Commission for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about our common stock that may be issued upon exercise of options, warrants and rights under our equity compensation plans. Information is as of December 31, 2025.

Plan Category *(shares in millions)*	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	31	$50.10	—
Equity compensation plans not approved by security holders	—	—	—
Total	31	$50.10	—

(1) In addition to shares issuable upon exercise of stock options, amount also includes approximately 16 shares underlying restricted stock units, including performance-based restricted stock units ("PRSUs") and dividend equivalents thereon. The number of shares to be issued in respect of PRSUs and dividend equivalents thereon have been calculated based on the assumption that the maximum levels of performance applicable to the PRSUs will be achieved.

(2) The weighted-average exercise price of outstanding options, warrants and rights relates solely to stock options, which are the only currently outstanding exercisable security.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As of December 31, 2025, we did not hold or issue any derivatives. We hold investments in money market funds and certificates of deposit. These securities are consistent with the objectives contained within our investment

policy. The basic objectives of our investment policy are the preservation of capital, maintaining sufficient liquidity to meet operating requirements and maximizing yield.

As of December 31, 2025, we also held the following investment:

In connection with the recapitalization of Sirius XM Canada on May 25, 2017, we loaned Sirius XM Canada $130.8 million. The carrying value of the loan as of December 31, 2025 was $8.0 million and approximated its fair value. The loan is denominated in Canadian dollars and it is subject to changes in foreign currency. The loan is considered a long-term investment with any unrealized gains or losses reported within Accumulated other comprehensive (loss) income. The loan has a term of fifteen years, bears interest at a rate of 7.62% per annum and includes customary covenants and events of default, including an event of default relating to Sirius XM Canada's failure to maintain specified leverage ratios. Had the Canadian to U.S. dollar exchange rate been 10% lower as of December 31, 2025, the value of this loan would have been approximately $0.8 million lower.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long- and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity and (ii) issuing variable rate debt with appropriate maturities and interest rates. As of December 31, 2025, we had $420 million principal amount of variable rate debt outstanding with a weighted average interest rate of 5.6% and $9,325 million principal amount of fixed rate debt with a weighted average interest rate of 4.3%. Accordingly, as of December 31, 2025, based on the amount of variable rate debt outstanding and the then-current Term SOFR rate, a hypothetical 10% increase in interest rates would have increased annual interest expense by approximately $2 million and a hypothetical 10% decrease in interest rates would have decreased annual interest expense by approximately $2 million.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Report of Independent Registered Public Accounting Firm

**TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
SIRIUS XM HOLDINGS INC.:**

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sirius XM Holdings Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 5, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over certain subscriber and advertising revenues

As discussed in Notes 2 and 17 to the consolidated financial statements, and disclosed in the consolidated statements of operations, the Company generated $8,558 million of revenues, of which $5,960 million was SiriusXM subscriber revenue and $1,615 million was Pandora and Off-platform advertising revenue, for the year ended December 31, 2025. The Company's accounting for these subscriber and advertising revenues involved multiple information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence related to SiriusXM subscriber revenue and Pandora and Off-platform advertising revenue as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required auditor judgment due to the number of IT applications used by the Company that involved IT professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over SiriusXM subscriber revenue and Pandora and Off-platform advertising revenues. We evaluated the design and tested the operating effectiveness of certain internal controls related to the SiriusXM subscriber revenue and Pandora and Off-platform advertising revenue recognition processes. We involved IT professionals with specialized skills and knowledge, who assisted in testing certain IT application controls and general IT controls used by the Company in its revenue recognition processes and testing the interface of relevant revenue data between different IT systems used in the revenue recognition processes. For SiriusXM subscriber revenue, we assessed the recorded revenue by comparing the total cash received during the year, adjusted for reconciling items, to the revenue recorded in the general ledger. For Pandora and Off-platform advertising we performed a software-assisted data analysis to test relationships among certain revenue transactions. For a selection of transactions, we traced the recorded amounts to underlying source documents and system reports. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

Fair values of the Pandora and Off-platform reporting unit and the Pandora trademark

As discussed in Notes 7 and 8 to the consolidated financial statements, the Company's goodwill balance for the Pandora and Off-platform reporting unit was $959 million as of December 31, 2025, and the trademark balance due to acquisitions recorded to the Pandora and Off-platform reporting unit was $312 million as of December 31, 2025, a portion of which related to the Pandora trademark. The Company performs goodwill and indefinite-lived assets impairment testing on an annual basis during the fourth quarter of each fiscal year, and whenever events and changes in circumstances indicate that the carrying value of a reporting unit or a trademark more likely than not exceeds its fair value.

We identified the assessment of the fair values of the Pandora and Off-platform reporting unit and the Pandora trademark as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate certain assumptions used by the Company to estimate the fair values of the reporting unit and trademark. Specifically, the revenue growth rates, long-term growth rates, and the discount rates involved a higher degree of subjectivity. In addition, these key assumptions were challenging to test due to the sensitivity of the fair value to changes in these assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill and trademark impairment assessment process, including controls related to the key assumptions noted above. We performed sensitivity analyses to assess the impact of possible changes to the revenue growth rates, long-term growth rates and discount rates on the fair value of the Pandora and Off-platform reporting unit and Pandora trademark. We compared the Company's historical revenue forecasts to actual results to assess the Company's ability to accurately forecast revenues. We compared the Company's forecasted revenue growth rate assumptions to historical revenue growth rates, projected revenue growth rates for comparable companies, and other available data, including third party market studies and revenue agreements. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's long-term growth rates by comparing them to long-term growth rate estimates that were independently observed using publicly available market data for the Company's industry as well as U.S. economic growth rate.

- evaluating the Company's discount rates by comparing them to discount rates that were independently developed using publicly available market data for comparable companies.

/s/ KPMG LLP

We have served as the Company's auditor since 2008.

New York, New York
February 5, 2026

Report of Independent Registered Public Accounting Firm

**TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
SIRIUS XM HOLDINGS INC.:**

Opinion on Internal Control Over Financial Reporting

We have audited Sirius XM Holdings Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated February 5, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
February 5, 2026



Sirius XM Holdings Inc. and Subsidiaries
Consolidated Statements of Operations

	For the Years Ended December 31,		
(in millions, except per share data)	**2025**	**2024**	**2023**
Revenue:			
Subscriber revenue	$6,486	$ 6,616	$6,866
Advertising revenue	1,772	1,773	1,758
Equipment revenue	178	182	193
Other revenue	122	128	136
Total revenue	8,558	8,699	8,953
Operating expenses:			
Cost of services:			
Revenue share and royalties	2,850	2,835	2,895
Programming and content	619	611	618
Customer service and billing	449	448	476
Transmission	191	225	206
Cost of equipment	9	10	14
Subscriber acquisition costs	414	369	359
Sales and marketing	760	894	931
Product and technology	263	296	322
General and administrative	549	497	608
Depreciation and amortization	547	578	624
Impairment, restructuring and other costs	436	3,453	92
Total operating expenses	7,087	10,216	7,145
Income (loss) from operations	1,471	(1,517)	1,808
Other income (expense), net			
Interest expense	(459)	(496)	(534)
Gain on extinguishment of debt	—	12	—
Other income (expense), net	44	136	(64)
Total other expense	(415)	(348)	(598)
Income (loss) before income taxes	1,056	(1,865)	1,210
Income tax expense	(251)	(210)	(222)
Net income (loss)	805	(2,075)	988
Less net income (loss) attributable to noncontrolling interests	—	(410)	202
Net income (loss) attributable to Sirius XM Holdings Inc.	$ 805	$ (1,665)	$ 786
Net income (loss) per common share:			
Basic	$ 2.38	$ (6.14)	$ 2.91
Diluted	$ 2.23	$ (6.14)	$ 2.77
Weighted average common shares outstanding:			
Basic	338	338	339
Diluted	357	338	362

See accompanying notes to the consolidated financial statements.

Sirius XM Holdings Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

	For the Years Ended December 31,		
(in millions)	2025	2024	2023
Net income (loss)	$805	$(2,075)	$988
Credit risk on fair value debt instrument losses, net of tax	(8)	(27)	1
Recognition of previously unrealized gains on debt, net of tax	—	(12)	(36)
Foreign currency translation adjustment, net of tax	4	(14)	10
Total comprehensive income (loss)	$801	$(2,128)	$963
Less: comprehensive income (loss) attributable to noncontrolling interests	—	(410)	202
Comprehensive income (loss) attributable to Sirius XM Holdings Inc.	$801	$(1,718)	$761

See accompanying notes to the consolidated financial statements.

Sirius XM Holdings Inc. and Subsidiaries
Consolidated Balance Sheets

(in millions, except per share data)	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 94	$ 162
Receivables, net	761	676
Related party current assets	25	21
Prepaid expenses and other current assets	218	290
Total current assets	1,098	1,149
Property and equipment, net	2,260	2,109
FCC licenses	8,610	8,610
Other intangible assets, net	1,455	1,579
Goodwill	12,390	12,390
Equity method investments	941	1,043
Other long-term assets	483	641
Total assets	$27,237	$27,521
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 1,290	$ 1,284
Accrued interest	171	172
Current portion of deferred revenue	976	1,050
Current maturities of debt	1,058	61
Other current liabilities	47	48
Related party current liabilities	111	116
Total current liabilities	3,653	2,731
Long-term deferred revenue	92	82
Long-term debt, including $579 and $594 measured at fair value at December 31, 2025 and December 31, 2024, respectively (Note 12)	8,648	10,314
Deferred tax liabilities	2,238	2,220
Other long-term liabilities	1,043	1,100
Total liabilities	15,674	16,447
Commitments and contingencies (Note 15)		
Stockholders' Equity:		
Common stock, par value $0.001 per share; 900 shares authorized; 335 and 339 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	—	—
Accumulated other comprehensive loss, net of tax	(50)	(46)
Additional paid-in capital	—	—
Treasury stock, at cost; 45 thousand and 26 thousand shares of common stock at December 31, 2025 and December 31, 2024, respectively	(1)	(1)
Retained earnings	11,614	11,121
Total stockholders' equity	11,563	11,074
Total liabilities and stockholders' equity	$27,237	$27,521

See accompanying notes to the consolidated financial statements.

Sirius XM Holdings Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity

(in millions)	Common Stock Shares	Common Stock Amount	Former Parent's Investment	Retained earnings	Accumulated Other Comprehensive Income (Loss)	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Noncontrolling interest	Total Stockholders' Equity
Balance at January 1, 2023	—	$—	$(5,368)	$14,567	$ 34	$ —	—	$—	$ 3,138	$12,371
Net income	—	—	—	786	—	—	—	—	202	988
Other comprehensive (loss) income	—	—	—	—	(27)	—	—	—	2	(25)
Share-based compensation	—	—	187	—	—	—	—	—	34	221
Exercise of options and RSU vestings in period	—	—	(60)	—	—	—	—	—	65	5
Withholding taxes on net share settlements of share-based compensation	—	—	(64)	—	—	—	—	—	—	(64)
Transactions with Former Parent, net	—	—	(3)	—	—	—	—	—	—	(3)
Shares repurchased	—	—	45	—	—	—	—	—	(319)	(274)
Dividends paid	—	—	—	—	—	—	—	—	(65)	(65)
Other, net	—	—	(21)	—	—	—	—	—	(31)	(52)
Balance at December 31, 2023	—	$—	$(5,284)	$15,353	$ 7	$ —	—	$—	$ 3,026	$13,102
Net loss	—	—	—	(1,665)	—	—	—	—	(410)	(2,075)
Change in accounting method	—	—	—	(1)	—	—	—	—	—	(1)
Other comprehensive loss	—	—	—	—	(53)	—	—	—	(3)	(56)
Share-based compensation	—	—	131	15	—	53	—	—	24	223
Exercise of options and RSU vestings in period	—	—	(55)	—	—	—	—	—	55	—
Withholding taxes on net share settlements of share-based compensation	—	—	(39)	—	—	(6)	—	—	—	(45)
Dividends paid	—	—	—	(45)	—	(47)	—	—	(51)	(143)
Tax sharing adjustment with Former Parent	—	—	82	—	—	—	—	—	—	82
Other, net	—	—	(3)	(3)	—	—	—	—	—	(6)
Change in capitalization in connection with the Split-Off	339	—	5,168	(2,527)	—	—	—	—	(2,641)	—
Shares Repurchased	—	—	—	—	—	—	—	(7)	—	(7)
Shares Retired	—	—	—	(6)	—	—	—	6	—	—
Balance at December 31, 2024	339	$—	$ —	$11,121	$(46)	$ —	—	$(1)	$ —	$11,074

(in millions)	Common Stock Shares	Common Stock Amount	Retained earnings	Accumulated Other Comprehensive Income (Loss)	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
Balance at December 31, 2024	339	$—	$11,121	$(46)	$ —	—	$ (1)	$11,074
Net income	—	—	805	—	—	—	—	805
Other comprehensive income (loss)	—	—	—	(4)	—	—	—	(4)
Share-based compensation	—	—	—	—	222	—	—	222
Exercise of options and RSU vestings in period	2	—	—	—	—	—	—	—
Withholding taxes on net share settlements of share-based compensation	—	—	—	—	(33)	—	—	(33)
Dividends paid	—	—	(312)	—	(53)	—	—	(365)
Shares Repurchased	—	—	—	—	—	6	(136)	(136)
Shares Retired	(6)	—	—	—	(136)	(6)	136	—
Balance at December 31, 2025	335	$—	$11,614	$(50)	$ —	—	$ (1)	$11,563

See accompanying notes to the consolidated financial statements.

Sirius XM Holdings Inc. and Subsidiaries
Consolidated Statements of Cash Flows

		For the Years Ended December 31,	
(in millions)	**2025**	**2024**	**2023**
Cash flows from operating activities:			
Net income (loss)	$ 805	$(2,075)	$ 988
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	547	578	624
Non-cash impairment and restructuring costs	228	3,355	26
Non-cash interest expense, net of amortization of premium	18	24	14
Unrealized gains on intergroup interests, net	—	—	(68)
Realized and unrealized gains on financial instruments, net	(25)	(115)	126
Gain on extinguishment of debt	—	(12)	—
Share of losses of equity method investments, net	124	116	19
Share-based payment expense	179	200	203
Deferred income tax expense (benefit)	29	(161)	(40)
Amortization of right-of-use assets	42	44	45
Other charges, net	40	46	61
Changes in operating assets and liabilities:			
Receivables and other assets	(84)	(128)	(148)
Deferred revenue	(64)	(150)	(119)
Payables and other liabilities	59	19	98
Net cash provided by operating activities	1,898	1,741	1,829
Cash flows from investing activities:			
Additions to property and equipment	(653)	(728)	(650)
Other investing activities, net	(94)	(242)	(46)
Net cash used in investing activities	(747)	(970)	(696)
Cash flows from financing activities:			
Taxes paid from net share settlements for stock-based compensation	(33)	(44)	(64)
Revolving credit facility borrowings	1,462	2,105	1,670
Revolving credit facility repayments	(1,442)	(2,105)	(1,750)
Proceeds from long-term borrowings, net of costs	—	1,100	1,011
Repayments of long-term borrowings	(699)	(1,809)	(2,032)
Settlement of intergroup interests	—	—	273
Common stock repurchased and retired	(136)	(6)	(274)
Dividends paid	(365)	(143)	(65)
Other financing activities, net	(6)	(14)	43
Net cash used in financing activities	(1,219)	(916)	(1,188)
Net decrease in cash, cash equivalents and restricted cash	(68)	(145)	(55)
Cash, cash equivalents and restricted cash at beginning of period[1]	170	315	370
Cash, cash equivalents and restricted cash at end of period[1]	$ 102	$ 170	$ 315

See accompanying notes to the consolidated financial statements.

Sirius XM Holdings Inc. and Subsidiaries
Consolidated Statements of Cash Flows—(Continued)

	For the Years Ended December 31,		
(in millions)	2025	2024	2023
Supplemental Disclosure of Cash and Non-Cash Flow Information			
Cash paid during the period for:			
Interest, net of amounts capitalized	$439	$473	$507
Income taxes paid	$156	$218	$165
Non-cash investing and financing activities:			
Finance lease obligations incurred to acquire assets	$ —	$ —	$ 8
Settlement of debt obligations incurred to acquire assets	$ —	$ —	$ 61
Tax equity investments	$ 22	$722	$ —

(1) The following table reconciles cash, cash equivalents and restricted cash per the statement of cash flows to the balance sheet. The restricted cash balances are primarily due to letters of credit which have been issued to the landlords of leased office space. The terms of the letters of credit primarily extend beyond one year.

	As of December 31,		
(in millions)	2025	2024	2023
Cash and cash equivalents	$ 94	$162	$306
Restricted cash included in Other long-term assets	8	8	9
Total cash, cash equivalents and restricted cash at end of period	$102	$170	$315

See accompanying notes to the consolidated financial statements.

(Dollars and shares in millions, except per share amounts or otherwise stated)

(1) BUSINESS & BASIS OF PRESENTATION

Liberty Media Transactions

Sirius XM Holdings Inc., the reporting company under this Annual Report, is the product of a series of transactions that closed on Monday, September 9, 2024.

On September 9, 2024 at 4:05 p.m., New York City time, Liberty Media Corporation ("Liberty Media" or "Former Parent") completed its previously announced split-off (the "Split-Off") of its former wholly owned subsidiary, Liberty Sirius XM Holdings Inc. ("SplitCo"). The Split-Off was accomplished by Liberty Media redeeming each outstanding share of Liberty Media's Series A, Series B and Series C Liberty SiriusXM common stock, par value $0.01 per share, in exchange for 0.8375 of a share of SplitCo common stock, par value $0.001 per share (the "Redemption"), with cash being paid to entitled record holders of Liberty SiriusXM common stock in lieu of any fractional shares of common stock of SplitCo.

Following the Split-Off, on September 9, 2024 at 6:00 p.m., New York City time (the "Merger Effective Time"), a wholly owned subsidiary of SplitCo merged with and into Sirius XM Holdings Inc. ("Old Sirius"), with Old Sirius surviving the merger as a wholly owned subsidiary of SplitCo (the "Merger" and together with the Split-Off, the "Transactions"). Upon consummation of the Merger, each share of common stock of Old Sirius, par value $0.001 per share, issued and outstanding immediately prior to the Merger Effective Time (other than shares owned by SplitCo and its subsidiaries) was converted into one-tenth (0.1) of a share of SplitCo common stock, with cash being paid to entitled record holders of Old Sirius common stock in lieu of any fractional shares of common stock of SplitCo.

At the Merger Effective Time, Old Sirius was renamed "Sirius XM Inc." and SplitCo was renamed "Sirius XM Holdings Inc." In connection with the Transactions and by operation of Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), SplitCo became the successor issuer to Old Sirius and succeeded to the attributes of Old Sirius as the registrant, including Old Sirius's Commission File Number and CIK number.

On September 6, 2024, Sirius XM Radio LLC, our wholly owned subsidiary, converted from a Delaware corporation to a Delaware limited liability company.

General

The accompanying audited consolidated financial statements represent a combination of the historical financial information of Old Sirius and the assets and liabilities of SplitCo until the date of the Merger Effective Time. Although SplitCo was reported as a combined company until the Merger Effective Time, all periods reported herein are referred to as consolidated. All significant intercompany accounts and transactions have been eliminated in the audited consolidated financial statements. These audited consolidated financial statements refer to the combination of Old Sirius and the aforementioned assets and liabilities as "Sirius XM Holdings," "the Company," "us," "we" and "our" in these notes to the audited consolidated financial statements. "Sirius XM" refers to Sirius XM Holdings' wholly owned subsidiaries, Sirius XM Inc., Sirius XM Radio LLC and its subsidiaries other than Pandora. "Pandora" refers to Sirius XM's wholly owned subsidiary Pandora Media, LLC and its subsidiaries. The Split-Off is being accounted for at historical cost due to the pro rata nature of the distribution to holders of SplitCo common stock.

The accompanying consolidated financial statements have been derived from audited financial statements and have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). All significant intercompany transactions have been eliminated in consolidation.

Public companies are required to disclose certain information about their reportable operating segments. Operating segments are defined as significant components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. We have determined that we have two reportable segments as our chief operating decision maker, who is the Chief

Executive Officer of Sirius XM Holdings, assesses performance and allocates resources based on the financial results of these segments. Refer to Note 17 for information related to our segments.

We have evaluated events subsequent to the balance sheet date and prior to the filing of this Annual Report and have determined that no events have occurred that would require adjustment to our audited consolidated financial statements. For a discussion of subsequent events that do not require adjustment to our consolidated financial statements, refer to Note 18.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates. Significant estimates inherent in the preparation of the accompanying audited consolidated financial statements include asset impairment, fair value measurement of non-financial instruments, depreciable lives of our satellites, share-based payment expense and income taxes.

Business

Sirius XM Holdings operates two complementary audio entertainment businesses—one of which it refers to as "SiriusXM" and the second of which it refers to as "Pandora and Off-platform".

SiriusXM

The SiriusXM business features a wide range of content, including, music, sports, entertainment, comedy, talk, and news channels, podcasts and infotainment services, all available in the United States on a subscription fee basis. SiriusXM packages include live, curated, hosted and certain exclusive and on-demand programming. The SiriusXM service is distributed through SiriusXM's two proprietary satellite radio systems and streamed via applications for mobile devices, home devices and other consumer electronic equipment. Satellite radios are primarily distributed through automakers, retailers and SiriusXM's website. The SiriusXM service is also available through an in-car user interface called "360L" that combines SiriusXM's satellite and streaming services into a single, cohesive in-vehicle entertainment experience.

The primary source of revenue from the SiriusXM business is subscription fees, with most of its customers subscribing to monthly or annual plans. Additional revenue streams include advertising on select music and non-music channels in certain packages, direct sales of radios and accessories, and other ancillary services.

In addition to the audio entertainment businesses, we provide connected vehicle services to several automakers. These services are designed to enhance the safety, security and driving experience of consumers. We also offer a suite of data services that includes graphical weather and fuel prices, a traffic information service, and real-time weather services in boats and airplanes.

SiriusXM holds a 70% equity interest and 33% voting interest in Sirius XM Canada Holdings Inc. ("Sirius XM Canada"). Sirius XM Canada's subscribers are not included in SiriusXM's subscriber count or subscriber-based operating metrics.

Pandora and Off-platform

The Pandora and Off-platform business operates a music, comedy and podcast streaming discovery platform, offering a personalized experience for each listener wherever and whenever they want to listen, whether through mobile devices, vehicle speakers or connected devices. Pandora enables listeners to create personalized stations and playlists, discover new content, hear artist- and expert-curated playlists, podcasts as well as search and play songs and albums on-demand. Pandora is available as (1) an ad-supported radio service, (2) a radio subscription service (Pandora Plus) and (3) an on-demand subscription service (Pandora Premium).

The majority of revenue from Pandora is generated from advertising on Pandora's ad-supported radio service which is sold under the SiriusXM Media brand. Pandora also derives subscription revenue from its Pandora Plus and Pandora Premium subscribers.

(Dollars and shares in millions, except per share amounts or otherwise stated)

SiriusXM also sells advertising on other audio platforms and in widely distributed podcasts, which it considers to be off-platform services. SiriusXM has an arrangement with SoundCloud Holdings, LLC ("SoundCloud") to be its exclusive ad sales representative in the U.S. and certain European countries and offer advertisers the ability to execute campaigns across the Pandora and SoundCloud platforms. It also has arrangements to serve as the ad sales representative for certain podcasts. In addition, through AdsWizz Inc., SiriusXM provides a comprehensive digital audio and programmatic advertising technology platform, which connects audio publishers and advertisers with a variety of ad insertion, campaign trafficking, yield optimization, programmatic buying, marketplace and podcast monetization solutions.

Effects of the Transactions

Prior to the closing of the Transactions, a portion of Liberty Media's general and administrative expenses, including certain legal, tax, accounting, treasury and investor relations support of $15 and $32 for the years ended December 31, 2024 and 2023, respectively, were allocated to SplitCo and are included in General and administrative in the audited consolidated statements of operations. There were no allocated costs during the year ended December 31, 2025. In addition, during the years ended December 31, 2025, 2024 and 2023, we incurred costs related to the Transactions of $8, $71 and $16, respectively, which were recorded to Impairment, restructuring and other costs in our audited consolidated statements of operations.

Following the closing of the Transactions, Liberty Media and Sirius XM Holdings operate as separate, publicly traded companies, and neither has any continuing stock ownership, beneficial or otherwise, in the other. In connection with the Transactions, Liberty Media and Sirius XM Holdings entered into certain agreements, including a tax sharing agreement, governing the relationship between the two companies. Refer to Note 16 for more information regarding the tax sharing agreement.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In addition to the significant accounting policies discussed in this Note 2, the following table includes our significant accounting policies that are described in other notes to our consolidated financial statements, including the number and page of the note:

Significant Accounting Policy	Note #	Page #
Fair Value Measurements	4	F-17
Goodwill	7	F-19
Intangible Assets	8	F-21
Property and Equipment	9	F-22
Equity Method Investments	11	F-25
Share-Based Compensation	14	F-33
Legal Reserves	15	F-37
Income Taxes	16	F-40

Cash and Cash Equivalents

Our cash and cash equivalents consist of cash on hand, money market funds, certificates of deposit, in-transit credit card receipts and highly liquid investments purchased with an original maturity of three months or less.

Revenue Recognition

Revenue is measured according to Accounting Standards Codification ("ASC") 606, *Revenue—Revenue from Contracts with Customers*, and is recognized based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. We recognize revenue when we satisfy a performance obligation by transferring control over a service or product to a customer. We report revenues net of any tax assessed by a governmental authority that is both imposed on, and concurrent with, a specific revenue-producing transaction between a seller and a customer in our consolidated statements of

operations. Collected taxes are recorded within Other current liabilities until remitted to the relevant taxing authority. For equipment sales, we are responsible for arranging for shipping and handling. Shipping and handling costs billed to customers are recorded as revenue and are reported as a component of Cost of equipment.

The following is a description of the principal activities from which we generate our revenue, including from self-pay and paid promotional subscribers, advertising, and sales of equipment.

Subscriber revenue consists primarily of subscription fees and other ancillary subscription based revenues. Revenue is recognized on a straight line basis when the performance obligations to provide each service for the period are satisfied, which is over time as our subscription services are continuously transmitted and can be consumed by customers at any time. Consumers purchasing or leasing a vehicle with a factory-installed satellite radio may receive between a three and twelve month subscription to our service. In certain cases, the subscription fees for these consumers are prepaid by the applicable automaker. Prepaid subscription fees received from automakers or directly from consumers are recorded as deferred revenue and amortized to revenue ratably over the service period which commences upon sale. Activation fees are recognized over one month as the activation fees are non-refundable and do not provide for a material right to the customer. There is no revenue recognized for unpaid trial subscriptions. In some cases we pay a loyalty fee to the automakers when we receive a certain amount of payments from self-pay customers acquired from that automaker. These fees are considered incremental costs to obtain a contract and are, therefore, recognized as an asset and amortized to Subscriber acquisition costs over an average subscriber life. Revenue share and loyalty fees paid to an automaker offering a paid trial are accounted for as a reduction of revenue as the payment does not provide a distinct good or service.

Music royalty fees primarily consists of U.S. music royalty fees ("MRF") collected from subscribers. The related costs we incur for the right to broadcast music and other programming are recorded as Revenue share and royalties expense. Fees received from subscribers for the MRF are recorded as deferred revenue and amortized to Subscriber revenue ratably over the service period.

We recognize revenue from the sale of advertising as performance obligations are satisfied, which generally occurs as ads are delivered. For our satellite radio service, ads are delivered when they are aired. For our streaming services, ads are delivered primarily based on impressions. Agency fees are calculated based on a stated percentage applied to gross billing revenue for our advertising inventory and are reported as a reduction of advertising revenue. Additionally, we pay certain third parties a percentage of advertising revenue. Advertising revenue is recorded gross of such revenue share payments as we control the advertising service, including the ability to establish pricing, and we are primarily responsible for providing the service. Advertising revenue share payments are recorded to Revenue share and royalties during the period in which the advertising is transmitted.

Equipment revenue and royalties from the sale of satellite radios, components and accessories are recognized upon shipment, net of discounts and rebates. Shipping and handling costs billed to customers are recorded as revenue. Shipping and handling costs associated with shipping goods to customers are reported as a component of Cost of equipment. Other revenue primarily includes revenue recognized from royalties received from Sirius XM Canada.

Customers pay for the services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in our consolidated statement of operations as the services are provided. Changes in the deferred revenue balance during the year ended December 31, 2025 were not materially impacted by other factors.

As the majority of our contracts are one year or less, we have utilized the optional exemption under ASC 606-10-50-14 and do not disclose information about the remaining performance obligations for contracts which have original expected durations of one year or less. As of December 31, 2025, less than nine percent of our total deferred revenue balance related to contracts that extend beyond one year. These contracts primarily include prepaid data trials, which are typically provided for three to five years, and self-pay customers who prepay for their audio subscriptions for up to three years. These amounts are recognized on a straight-line basis as our services are provided.

Revenue Share

We share a portion of our subscription revenues earned from self-pay subscribers with certain automakers. The terms of the revenue share agreements vary with each automaker, but are typically based upon the earned audio revenue as reported or gross billed audio revenue. Revenue share on self-pay revenue is recognized as an expense and recorded in Revenue share and royalties in our consolidated statements of operations. We also pay revenue share to certain talent on non-music stations on our satellite radio service and to podcast talent based on advertising revenue for the related channel or podcast. Revenue share on non-music channels and podcasts is recognized in Revenue share and royalties in our consolidated statements of operations when it is earned. In some cases, we pay minimum guarantees for revenue share to podcast creators which is recorded in Prepaid and other current assets in our consolidated balance sheets. The minimum guarantee is recognized in Revenue share and royalties primarily on a straight line basis over the contractual term. The prepaid balance is regularly reviewed for recoverability and any amount not deemed to be recoverable is recognized as an expense in the period.

Royalties

In connection with our businesses, we must enter into royalty arrangements with two sets of rights holders: holders of musical compositions copyrights (that is, the music and lyrics) and holders of sound recordings copyrights (that is, the actual recording of a work). Our SiriusXM and Pandora businesses use both statutory and direct music licenses as part of their businesses. We license varying rights—such as performance and mechanical rights—for use in our SiriusXM and Pandora businesses based on the various radio and interactive services they offer. The music rights licensing arrangements for our SiriusXM and Pandora businesses are complex.

Musical Composition Copyrights

We pay performance royalties for our SiriusXM and Pandora businesses to holders and rights administrators of musical compositions copyrights, including performing rights organizations and other copyright owners. These performance royalties are based on agreements with performing rights organizations which represent the holders of these performance rights. Our SiriusXM and Pandora businesses have arrangements with these performance rights organizations. Arrangements with SiriusXM generally include fixed payments during the term of the agreement and arrangements with Pandora for its ad-supported radio service have variable payments based on usage and ownership of a royalty pool.

Pandora must also license reproduction rights, which are also referred to as mechanical rights, to offer the interactive features of the Pandora services. For our Pandora subscription services, copyright holders receive payments for these rights at the rates determined in accordance with the statutory license set forth in Section 115 of the United States Copyright Act. These mechanical royalties are calculated as the greater of a percentage of our revenue or a percentage of our payments to record labels.

Sound Recording Copyrights

For our non-interactive satellite radio or streaming services we may license sound recordings under direct licenses with the owners of sound recordings or based on the royalty rate established by the Copyright Royalty Board ("CRB"). For our SiriusXM business, the royalty rate for sound recordings has been set by the CRB. The revenue subject to royalty includes subscription revenue from our U.S. satellite digital audio radio subscribers, and advertising revenue from channels other than those channels that make only incidental performances of sound recordings. The rates and terms permit us to reduce the payment due each month for those sound recordings that are separately licensed and sound recordings that are directly licensed from copyright owners and exclude from our revenue certain other items, such as royalties paid to us for intellectual property, sales and

(Dollars and shares in millions, except per share amounts or otherwise stated)

use taxes, bad debt expense and generally revenue attributable to areas of our business that do not involve the use of copyrighted sound recordings.

For our Pandora business, we have entered into direct license agreements with major and independent music labels and distributors for a significant majority of the sound recordings that stream on the Pandora ad-supported service, Pandora Plus and Pandora Premium. For sound recordings that we stream and for which we have not entered into a direct license agreement with the sound recording rights holders, the sound recordings are streamed pursuant to the statutory royalty rates set by the CRB. Pandora pays royalties to owners of sound recordings on either a per-performance fee, based on the number of sound recordings transmitted, or a percentage of revenue associated with the applicable service. Certain of these agreements also require Pandora to pay a per-subscriber minimum amount.

Programming Costs

Programming costs which are for a specified number of events are amortized on an event-by-event basis; programming costs which are for a specified season or include programming through a dedicated channel are amortized over the season or period on a straight-line basis. We allocate a portion of certain programming costs which are related to sponsorship and marketing activities to Sales and marketing expense on a straight-line basis over the term of the agreement.

Advertising Costs

Media is expensed when aired and advertising production costs are expensed as incurred. Advertising production costs include expenses related to marketing and retention activities, including expenses related to direct mail, outbound telemarketing and email communications. We also incur advertising production costs related to cooperative marketing and promotional events and sponsorships. During the years ended December 31, 2025, 2024 and 2023, we recorded advertising costs of $262, $374 and $421, respectively. These costs are reflected in Sales and marketing expense in our audited consolidated statements of operations.

Subscriber Acquisition Costs

Subscriber acquisition costs consist of costs incurred to acquire new subscribers which include hardware subsidies paid to radio manufacturers, distributors and automakers, including subsidies paid to automakers who include a satellite radio and a prepaid subscription to our service in the sale or lease price of a new vehicle; subsidies paid for chipsets and certain other components used in manufacturing radios; device royalties for certain radios and chipsets; commissions paid to retailers and automakers as incentives to purchase, install and activate radios; product warranty obligations; freight; and provisions for inventory allowance attributable to inventory consumed in our automotive and retail distribution channels. Subscriber acquisition costs do not include advertising costs, loyalty payments to distributors and dealers of radios and revenue share payments to automakers and retailers of radios.

Subsidies paid to radio manufacturers and automakers are expensed upon installation, shipment, receipt of product or activation and are included in Subscriber acquisition costs because we are responsible for providing the service to the customers. Commissions paid to retailers and automakers are expensed upon either the sale or activation of radios. Chipsets that are shipped to radio manufacturers and held on consignment are recorded as inventory and expensed as Subscriber acquisition costs when placed into production by radio manufacturers. Costs for chipsets are expensed as Subscriber acquisition costs when the automaker confirms receipt.

Research & Development Costs

Research and development costs are expensed as incurred and primarily include the cost of new product development, chipset design, software development and engineering. During the years ended December 31, 2025, 2024 and 2023, we recorded research and development costs of $229, $252 and $276, respectively. These costs are reported as a component of Product and technology expense in our audited consolidated statements of operations.

(Dollars and shares in millions, except per share amounts or otherwise stated)

Recent Accounting Pronouncements

Accounting Standard Update (“ASU”) 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures*. In November 2024, the Financial Accounting Standards Board (“FASB”) issued ASU 2024-03, which requires public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items in the notes to the financial statements. Public business entities are required to apply the guidance prospectively and may elect to apply it retrospectively. This ASU is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. We are currently evaluating the effect of adopting this new accounting guidance.

ASU 2024-04, *Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*. In November 2024, the FASB issued ASU 2024-04, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions rather than as debt extinguishments. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years, though early adoption is permitted. We do not expect this update to have a material effect on our consolidated financial statements.

Recently Adopted Accounting Policies

ASU 2023-09, *Improvements to Income Tax Disclosures (“ASU 2023-09”)*. In December 2023, the FASB issued ASU 2023-09, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. We adopted this ASU for the annual period ended December 31, 2025 and we elected to apply the amendments retrospectively to all prior periods. Refer to our income tax disclosure in Note 16 for more information.

(3) NET INCOME (LOSS) PER SHARE

Basic net income (loss) per common share is calculated by dividing the income available to common stockholders by the weighted average common shares outstanding during each reporting period. Diluted net income (loss) per common share adjusts the weighted average number of common shares outstanding for the potential dilution that could occur if common stock equivalents (stock options, restricted stock units and convertible debt) were exercised or converted into common stock, calculated using the treasury stock method. We had no participating securities during the years ended December 31, 2025 and 2024, and 2023.

In calculating basic net income (loss) per common share, we used 339 common shares for the year ended December 31, 2023 which was the weighted average number of shares of Liberty Media’s Series A, Series B, and Series C Liberty SiriusXM common stock and Old Sirius’s common stock as converted by the Redemption and Merger exchange ratios, respectively, as no SplitCo shares were outstanding during that period. In calculating diluted net income(loss) per common share, we used 362 of diluted common shares for the year ended December 31, 2023, respectively, which was the weighted average number of shares of Liberty Media’s Series A, Series B, and Series C Liberty SiriusXM common stock and Old Sirius’s common stock adjusted for the impact of dilutive instruments as converted by the Redemption and Merger exchange ratios, respectively, as no SplitCo shares were outstanding during that period.

Common stock equivalents of 22, 47 and 37 for the years ended December 31, 2025, 2024 and 2023, respectively, were excluded from the calculation of diluted net income (loss) per common share as the effect would have been anti-dilutive.

(Dollars and shares in millions, except per share amounts or otherwise stated)

	For the Years Ended December 31,		
	2025	2024	2023
Numerator:			
Net income (loss) available to common stockholders for basic net income per common share	$ 805	$(1,665)	$ 786
Net income (loss) attributable to noncontrolling interest	—	(410)	202
Total net income (loss)	805	(2,075)	988
Effect of assumed conversions of convertible notes, net of tax	(9)	—	13
Net income (loss) available to common stockholders for dilutive net income (loss) per common share	$ 796	$(2,075)	$1,001
Denominator:			
Weighted average common shares outstanding for basic net income (loss) per common share	338	338	339
Weighted average impact of assumed convertible and exchangeable notes	18	—	21
Weighted average impact of dilutive equity instruments	1	—	2
Weighted average shares for diluted net income (loss) per common share	357	338	362
Net income (loss) per common share:			
Basic	$2.38	$ (6.14)	$ 2.91
Diluted	$2.23	$ (6.14)	$ 2.77

(4) FAIR VALUE MEASUREMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants. As of December 31, 2025 and December 31, 2024, the carrying amounts of cash and cash equivalents, receivables, and accounts payable approximated fair value due to the short-term nature of these instruments. Due to the variable rate nature of the Credit Facility (including the Delayed Draw Incremental Term Loan), each as defined in Note 12, we believe that the carrying amount approximated fair value at December 31, 2025 and December 31, 2024. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy for input into valuation techniques as follows:

i. Level 1 input: unadjusted quoted prices in active markets for identical instrument;

ii. Level 2 input: observable market data for the same or similar instrument but not Level 1, including quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

iii. Level 3 input: unobservable inputs developed using management's assumptions about the inputs used for pricing the asset or liability.

Our assets and liabilities measured at fair value were as follows:

	December 31, 2025				December 31, 2024			
	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents	$—	$ —	$—	$ —	$ 1	$ —	$—	$ 1
Financial instruments[(a)]	$56	$ —	$—	$ 56	$60	$ —	$—	$ 60
Debt[(b)]	$—	$579	$—	$579	$—	$594	$—	$594

(a) Level 1 financial instrument assets are comprised of our deferred compensation plan assets. Refer to Note 14 for additional discussion.

(b) The fair values of the Convertible Notes are based on quoted market prices but are not considered to be traded on "active markets," as defined by GAAP. Refer to Note 12 for additional discussion related to our debt.

(Dollars and shares in millions, except per share amounts or otherwise stated)

Realized and Unrealized Gains (Losses) on Financial Instruments, net

Realized and unrealized gains (losses) on financial instruments, net, are comprised of changes in the fair value of the following and are included in Other income, net, on the audited consolidated statements of operations:

	Years Ended December 31,		
	2025	2024	2023
Equity securities	$—	$ —	$ (15)
Debt measured at fair value[a]	25	115	(5)
Change in fair value of bond hedges	—	—	(114)
Other	—	—	8
Total	$25	$115	$(126)

(a) We elected to account for the 2.75% exchangeable senior debentures due 2049 (which are no longer outstanding) that were assumed as part of the Transactions (the "Exchangeable Notes") and Convertible Notes using the fair value option. The Exchangeable Notes and the Convertible Notes were the obligations of Sirius XM Holdings. SiriusXM was not an obligor or guarantor of either the Exchangeable Notes or the Convertible Notes. Changes in the fair value of the Exchangeable Notes and Convertible Notes recognized in the audited consolidated statements of operations are primarily due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable or convertible. We isolate the portion of the unrealized gain (loss) attributable to changes in the instrument specific credit risk and recognize such amount in other comprehensive earnings (loss). The change in the fair value of the Exchangeable Notes and Convertible Notes attributable to changes in the instrument specific credit risk was a loss of $11, $27 and $6 for the years ended December 31, 2025, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023 we recognized $12 and $46, respectively, of previously unrecognized gains related to the retirement of a portion of Liberty Media's 1.375% Cash Convertible Senior Notes due 2023, Liberty Media's 2.125% Exchangeable Senior Debentures due 2048 and our 2.75% Exchangeable Senior Debentures due 2049, which was recognized through Other income, net in the audited consolidated statements of operations. There were no previously unrecognized gains related to the retirement of debt for the year ended December 31, 2025. The cumulative change in fair value since issuance was a loss of $20 as of December 31, 2025, net of the recognition of previously unrecognized gains and losses.

(5) IMPAIRMENT, RESTRUCTURING AND OTHER COSTS

During the year ended December 31, 2025, impairment, restructuring and other costs were $436 which consisted of $296 associated with restructuring charges, $109 associated with impairments related to terminated software projects, severance and other employee costs of $23 and costs associated with the Transactions of $8. The restructuring and related impairment charges were recorded to Impairment, restructuring and other costs in our audited consolidated statements of operations.

During the year ended December 31, 2024, impairment, restructuring and other costs were $3,453 which consisted of impairment charges of $3,355, primarily related to impairment of SiriusXM Goodwill and equity method investments, costs associated with the Transactions of $71, and a charge of $27 associated with severance and other restructuring costs. The restructuring and related impairment charges were recorded to Impairment, restructuring and other costs in our audited consolidated statements of operations.

During the year ended December 31, 2023, impairment, restructuring and other costs were $92 which consisted of a charge of $34 primarily related to severance and other related costs, costs associated with the Transactions of $26, impairments primarily related to terminated software projects of $15, vacated office space impairments of $12, accrued expenses of $3 for which we will not recognize any future economic benefit, and a cost-method investment impairment of $2. The restructuring and related impairment charges were recorded to Impairment, restructuring and other costs in our audited consolidated statements of operations.

(6) RECEIVABLES, NET

Receivables, net, includes customer accounts receivable, receivables from distributors and other receivables. No single customer accounts for more than ten percent of our total receivables.

(Dollars and shares in millions, except per share amounts or otherwise stated)

Customer accounts receivable, net, includes receivables from our subscribers and advertising customers, including advertising agencies and other customers, and is stated at amounts due, net of an allowance for doubtful accounts. Our allowance for doubtful accounts is based upon our assessment of various factors. We consider historical experience, the age of the receivable balances, current economic conditions, industry experience and other factors that may affect the counterparty's ability to pay. Bad debt expense is included in Customer service and billing expense in our audited consolidated statements of operations.

Receivables from distributors primarily include billed and unbilled amounts due from automakers for services included in the sale or lease price of vehicles, as well as billed amounts due from wholesale distributors of our satellite radios. Other receivables primarily include amounts due from manufacturers of our radios, modules and chipsets where we are entitled to subsidies and royalties based on the number of units produced. We have not established an allowance for doubtful accounts for our receivables from distributors or other receivables as we have historically not experienced any significant collection issues with automakers or other third parties and do not expect issues in the foreseeable future.

Receivables, net, consists of the following:

	December 31, 2025	December 31, 2024
Gross customer accounts receivable	$679	$606
Allowance for doubtful accounts	(8)	(10)
Customer accounts receivable, net	$671	$596
Receivables from distributors	46	56
Other receivables	44	24
Total receivables, net	$761	$676

(7) GOODWILL

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired in business combinations. Our annual impairment assessment of our two reporting units is performed as of the fourth quarter of each year, and an assessment is performed at other times if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. ASC 350, *Intangibles—Goodwill and Other*, states that an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value.

As part of our annual impairment test for the year ended December 31, 2025, we elected to perform a quantitative goodwill assessment of our Pandora and Off-platform reporting unit and determined the fair value of the reporting unit using a combination of an income approach, employing a discounted cash flow model, and a market approach. The results of our 2025 goodwill impairment test indicated that the estimated fair value of our Pandora and Off-platform reporting unit exceeded its carrying amount. We elected to perform a qualitative impairment assessment of our SiriusXM reporting unit which indicated that the fair value of the reporting unit exceeded its carrying values and therefore was not at risk of impairment.

As of December 31, 2025, there were no indicators of impairment, and no impairment losses were recorded for goodwill during the year ended December 31, 2025.

In connection with the close of the Transactions, our market capitalization sustained a decrease during the third quarter of 2024 and we concluded that, in accordance with ASC 350, a triggering event occurred indicating that potential impairment existed, which required us to conduct an interim test of the fair value of the goodwill for the SiriusXM and Pandora and Off-platform reporting units. In accordance with ASC 350, we performed a quantitative goodwill impairment test and determined the fair value of our reporting units using a combination of an income approach, employing a discounted cash flow model, and a market approach, employing a guideline

(Dollars and shares in millions, except per share amounts or otherwise stated)

public company approach. The discounted cash flow model, which estimates fair value based on the present value of future cash flows, required us to make various assumptions regarding the timing and amount of these cash flows, including growth rates, operating margins and capital expenditures for a projection period, plus the terminal value of the business at the end of the projection period. The terminal value was estimated using a long-term growth rate, which was based on expected trends and projections. A discount rate was determined for the reporting unit based on the risks of achieving the future cash flows, including risks applicable to the industry and market as a whole, as well as the capital structure of comparable entities. The results of our goodwill impairment test indicated that the estimated fair value of the Pandora and Off-platform reporting unit exceeded its carrying amount, whereas the carrying amount of the SiriusXM reporting unit exceeded its estimated fair value. As a result, we recorded a goodwill impairment charge of $2,819 during the year ended December 31, 2024, to write down the carrying amount of the SiriusXM goodwill in the Impairment, restructuring and other costs line item in our audited consolidated statements of operations.

As of December 31, 2025, the cumulative balance of goodwill impairments recorded was $3,775, of which $2,819 was recognized during the year ended December 31, 2024 and is included in the carrying amount of the goodwill allocated to our SiriusXM reporting unit and $956 of which was recognized during the year ended December 31, 2020 and is included in the carrying amount of the goodwill allocated to our Pandora and Off-platform reporting unit.

Refer to the table below for our goodwill activity for the years ended December 31, 2025 and 2024:

	SiriusXM	Pandora and Off-platform	Total
Balance at January 1, 2024	$14,250	$959	$15,209
Acquisition	—	—	—
Impairment charge	(2,819)	—	(2,819)
Balance at December 31, 2024	11,431	959	12,390
Acquisition	—	—	—
Impairment	—	—	—
Balance at December 31, 2025	$11,431	$959	$12,390

(Dollars and shares in millions, except per share amounts or otherwise stated)

(8) INTANGIBLE ASSETS

Our intangible assets include the following:

		December 31, 2025			December 31, 2024		
	Weighted Average Useful Lives	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Recorded to SiriusXM Reporting Unit:							
Indefinite life intangible assets:							
FCC licenses	Indefinite	$ 8,610	$ —	$ 8,610	$ 8,610	$ —	$ 8,610
Trademarks	Indefinite	930	—	930	930	—	930
Definite life intangible assets:							
Customer relationships	15 years	570	(494)	76	570	(456)	114
OEM relationships	15 years	220	(178)	42	220	(164)	56
Licensing agreements	15 years	285	(260)	25	285	(245)	40
Software and technology	7 years	29	(26)	3	28	(23)	5
Due to Acquisitions recorded to Pandora and Off-platform Reporting Unit:							
Indefinite life intangible assets:							
Trademarks	Indefinite	312	—	312	312	—	312
Definite life intangible assets:							
Customer relationships	8 years	442	(383)	59	442	(331)	111
Software and technology	5 years	391	(383)	8	391	(380)	11
Total intangible assets		$11,789	$(1,724)	$10,065	$11,788	$(1,599)	$10,189

Indefinite Life Intangible Assets

We have identified our Federal Communications Commission ("FCC") licenses and XM and Pandora trademarks as indefinite life intangible assets after considering the expected use of the assets, the regulatory and economic environment within which they are used and the effects of obsolescence on their use.

We hold FCC licenses to use 35 MHz of contiguous spectrum to operate our satellite digital audio radio service, provide ancillary services and provide services in the adjacent bands. Each of the FCC licenses authorizes us to use radio spectrum, a reusable resource that does not deplete or exhaust over time. These FCC licenses allow us the use of 25 MHz for our Sirius and XM satellite networks (12.5 MHz for the Sirius network at 2320-2332.5 MHz and 12.5 MHz for the XM network at 2332.5-2345 MHz). In 2024, we acquired the licenses in the Wireless Communications Service ("WCS") C and D Blocks. This WCS spectrum consists of 5 MHz of unpaired blocks each, with "C block" located at 2315-2320 MHz and "D block" located at 2345-2350 MHz.

Our annual impairment assessment of our identifiable indefinite lived intangible assets is performed as of the fourth quarter of each year. An assessment is performed at other times if an event occurs or circumstances change that would more likely than not reduce the fair value of the asset below its carrying value. If the carrying value of the intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. As of December 31, 2025, there were no indicators of impairment, and no impairment loss was recognized for intangible assets with indefinite lives during the years ended December 31, 2025 and 2024.

Definite Life Intangible Assets

Definite-lived intangible assets are amortized over their respective estimated useful lives to their estimated residual values, in a pattern that reflects when the economic benefits will be consumed, and are reviewed for impairment under the provisions of ASC 360-10-35, *Property, Plant and Equipment/Overall/Subsequent*

(Dollars and shares in millions, except per share amounts or otherwise stated)

Measurement. We review intangible assets subject to amortization for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the carrying amount of the asset exceeds its fair value.

Amortization expense for all definite life intangible assets was $125, $133 and $199 for the years ended December 31, 2025, 2024 and 2023, respectively. There were no retirements or impairments of definite lived intangible assets during the years ended December 31, 2025 and 2024. There were retirements of definite lived intangible assets of $44 and we recognized a related impairment loss of $1 during the year ended December 31, 2023.

The expected amortization expense for each of the fiscal years 2026 through 2030 and for periods thereafter is as follows:

Years ending December 31,	Amount
2026	$123
2027	75
2028	15
2029	—
2030	—
Thereafter	—
Total definite life intangible assets, net	$213

(9) PROPERTY AND EQUIPMENT

Property and equipment, including satellites, are stated at cost, less accumulated depreciation. Equipment under leases is stated at the present value of minimum lease payments. Depreciation is calculated using the straight-line method over the following estimated useful life of the asset:

Satellite system	15 years
Capitalized software and hardware	2–7 years
Other[(a)]	3–30 years

(a) Includes leasehold improvements which are depreciated over the lesser of useful life or remaining lease term.

We review long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds the estimated future cash flows, an impairment charge is recognized in an amount by which the carrying amount exceeds the fair value of the asset. During the year ended December 31, 2025, we retired property and equipment of $335, of which $228 was related to our retirement of our XM-3 satellite, and recorded related impairment charges of $104 primarily related to terminated software projects. During the year ended December 31, 2024, we retired property and equipment of $25 and recorded related impairment charges of $1 primarily related to terminated software projects. During the year ended December 31, 2023, we retired property and equipment of $289 primarily related to the retirement of our XM-4 satellite and recorded related impairment charges of $14 primarily related to terminated software projects. Refer to Note 5 for more information.

(Dollars and shares in millions, except per share amounts or otherwise stated)

Property and equipment, net, consists of the following:

	December 31, 2025	December 31, 2024
Satellite system	$ 1,931	$ 1,598
Capitalized software and hardware	2,854	2,429
Construction in progress	565	988
Other	725	718
Total property and equipment	6,075	5,733
Accumulated depreciation	(3,815)	(3,624)
Property and equipment, net	$ 2,260	$ 2,109

Construction in progress consists of the following:

	December 31, 2025	December 31, 2024
Satellite system	$413	$751
Capitalized software and hardware	74	197
Other	78	40
Construction in progress	$565	$988

Depreciation and amortization expense on property and equipment was $422, $445 and $425 for the years ended December 31, 2025, 2024 and 2023, respectively.

We capitalize a portion of the interest on funds borrowed to finance the construction and launch of our satellites. Capitalized interest is recorded as part of the asset's cost and depreciated over the satellite's useful life. Capitalized interest costs were $23, $27 and $16 for the years ended December 31, 2025, 2024 and 2023, respectively, which related to the construction of our SXM-9, SXM-10, SXM-11 and SXM-12 satellites. We also capitalize a portion of share-based compensation related to employee time for capitalized software projects. Capitalized share-based compensation costs were $40, $28 and $18 for the years ended December 31, 2025, 2024 and 2023, respectively.

Satellites

As of December 31, 2025, we operated a fleet of six satellites, two of which are in-orbit spare satellites. Each satellite requires an FCC license, and prior to the expiration of each license, we are required to apply for a renewal of the FCC satellite license. The renewal and extension of our licenses is reasonably certain at minimal cost, which is expensed as incurred. The chart below provides certain information on our satellites as of December 31, 2025:

Satellite Description	Year Delivered	Estimated End of Depreciable Life	FCC License Expiration Year
SIRIUS FM-5	2009	2024	2030
SIRIUS FM-6	2013	2028	2030
XM-5	2010	2025	2026
SXM-8	2021	2036	2029
SXM-9	2025	2040	2033
SXM-10	2025	2040	2033

In January 2025 and July 2025, our SXM-9 and SXM-10 satellites, respectively, successfully completed in-orbit testing and were placed into service. Our SXM-9 and SXM-10 satellites replaced our SXM-8 and FM-6 satellites, respectively, with both becoming in-orbit spares. During the three months ended March 31, 2025, we removed

(Dollars and shares in millions, except per share amounts or otherwise stated)

our XM-3 satellite from service and completed the process of de-orbiting the satellite in November 2025. Our SXM-11 and SXM-12 satellites, which are currently under construction, are expected to replace our XM-5 and Sirius FM-5 satellites.

(10) LEASES

We have operating and finance leases for offices, terrestrial repeaters, data centers and certain equipment. Our leases have remaining lease terms of less than 1 year to 17 years, some of which may include options to extend the leases for up to 5 years, and some of which may include options to terminate the leases within 1 year. We elected the practical expedient to account for the lease and non-lease components as a single component. Additionally, we elected the practical expedient to not recognize right-of-use assets or lease liabilities for short-term leases, which are those leases with a term of twelve months or less at the lease commencement date.

During the years ended December 31, 2025, 2024 and 2023, we ceased using certain leased locations and recorded an impairment charge of $3, $8 and $12, respectively, to write down the carrying value of the right-of-use assets for these locations to their estimated fair values. Refer to Note 4 for additional information.

The components of lease expense were as follows:

	For the Years Ended December 31,	
	2025	2024
Operating lease cost	$56	$61
Finance lease cost	6	6
Sublease income	(3)	(3)
Total lease cost	$59	$64

Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,	
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$68	$62
Financing cash flows from finance leases	$ 6	$ 5
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$—	$16

(Dollars and shares in millions, except per share amounts or otherwise stated)

Supplemental balance sheet information related to leases was as follows:

	December 31, 2025	December 31, 2024
Operating Leases		
Operating lease right-of-use assets	$223	$277
Operating lease current liabilities	47	48
Operating lease liabilities	229	291
Total operating lease liabilities	$276	$339

	December 31, 2025	December 31, 2024
Finance Leases		
Property and equipment, gross	$ 30	$ 35
Accumulated depreciation	(25)	(19)
Property and equipment, net	$ 5	$ 16
Current maturities of debt	$ 4	$ 6
Long-term debt	1	5
Total finance lease liabilities	$ 5	$ 11

	December 31, 2025	December 31, 2024
Weighted Average Remaining Lease Term		
Operating leases	7 years	8 years
Finance leases	1 year	2 years

	December 31, 2025	December 31, 2024
Weighted Average Discount Rate		
Operating leases	5.2%	5.2%
Finance leases	2.4%	2.4%

Maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases
Year ending December 31,		
2025	$ 59	$ 4
2026	60	1
2027	53	—
2028	50	—
2029	20	—
Thereafter	94	—
Total future minimum lease payments	336	5
Less imputed interest	(60)	—
Total	$276	$ 5

(11) RELATED PARTY TRANSACTIONS

In the normal course of business, we enter into transactions with our equity method investments (tax equity investments, Sirius XM Canada and SoundCloud) which are considered related party transactions. Our Former Parent was a related party prior to 2025.

(Dollars and shares in millions, except per share amounts or otherwise stated)

Tax Equity Investments

We made tax-efficient investments of $106, $244 and $50 during the years ended December 31, 2025, 2024 and 2023, respectively, in clean energy technology projects. Effective January 1, 2024, we adopted ASU 2023-02 using the modified retrospective approach and now account for these investments under the proportional amortization method. As of December 31, 2025, the unamortized investment balance of these investments totaled $769 and was reported within Equity method investments in our audited consolidated balance sheets. Under the proportional amortization method, the investment balance is amortized over the term of the investments in proportion to the current period income tax benefits relative to the total expected income tax benefits. Additionally, we recorded liabilities of $648 related to future contractual and contingent payments which we determined to be probable. Of this amount, $111 is presented in Related party current liabilities with the balance included in Other long-term liabilities in our audited consolidated balance sheets.

Sirius XM Canada

SiriusXM holds a 70% equity interest and 33% voting interest in Sirius XM Canada, a privately held corporation. We own 591 shares of preferred stock of Sirius XM Canada, which has a liquidation preference of one Canadian dollar per share.

Sirius XM Canada is accounted for as an equity method investment, and its results are not consolidated in our audited consolidated financial statements. Sirius XM Canada does not meet the requirements for consolidation as we do not have the ability to direct the most significant activities that impact Sirius XM Canada's economic performance.

SiriusXM and Sirius XM Canada are parties to an amended and restated services and distribution agreement. Pursuant to this agreement, the fee payable by Sirius XM Canada to Sirius XM was modified from a fixed percentage of revenue to a variable fee, based on a target operating profit for Sirius XM Canada. This variable fee is expected to be evaluated annually based on comparable companies. In accordance with the amended and restated services and distribution agreement, the fee is payable on a monthly basis, in arrears.

During the three months ended September 30, 2024, we evaluated our investment in Sirius XM Canada for impairment and determined that the carrying value of our equity method investment exceeded its fair value. We performed a quantitative impairment test and determined the fair value of our investment using a combination of an income approach, employing a discounted cash flow model, and a market approach, employing a guideline public company approach. The discounted cash flow model relies on making assumptions, such as expected growth in profitability and discount rate, which we believe are appropriate. As a result, we recorded an impairment of our equity method investment in Sirius XM Canada of $500. This loss from impairment was included in Impairment, restructuring and other costs within our audited consolidated statement of operations for the year ended December 31, 2024. No impairment loss was recorded for during the year ended December 31, 2025.

Our Equity method investments as of December 31, 2025 and December 31, 2024 included the carrying value of our investment balance in Sirius XM Canada of $100 and $89, respectively, and, as of December 31, 2025 and December 31, 2024, also included $8 and $7, respectively, for the long-term value of the outstanding loan to Sirius XM Canada.

We recorded revenue from Sirius XM Canada as Other revenue in our audited consolidated statements of operations of $96, $99 and $104 during each of the years ended December 31, 2025, 2024 and 2023.

SoundCloud

In February 2020, we completed a $75 investment in Series G Membership Units of SoundCloud. The Series G Units are convertible at the option of the holders at any time into shares of ordinary membership units of SoundCloud at a ratio of one ordinary membership unit for each Series G Unit. The investment in SoundCloud is accounted for as an equity method investment as we do not have the ability to direct the most significant activities that impact SoundCloud's economic performance.

(Dollars and shares in millions, except per share amounts or otherwise stated)

Our investment in SoundCloud is recorded in Equity method investments in our audited consolidated balance sheets. Sirius XM has appointed two individuals to serve on SoundCloud's ten-member board of managers.

In addition to our investment in SoundCloud, Pandora has an agreement with SoundCloud to be its exclusive ad sales representative in the U.S. and certain European countries. Through this arrangement, Pandora offers advertisers the ability to execute campaigns across the Pandora and SoundCloud platforms. We recorded revenue share expense related to this agreement of $51, $59 and $54 for the years ended December 31, 2025, 2024 and 2023, respectively. We also had related party liabilities of $12 and $20 as of December 31, 2025 and December 31, 2024, respectively, related to this agreement.

Former Parent

One director of Liberty Media serves on our board of directors, and Liberty Media was a related party prior to 2025. Sirius XM Holdings Inc. is the product of a series of transactions that closed on Monday, September 9, 2024 with its Former Parent. Refer to Note 1 for additional information regarding the Transactions. In connection with the Transactions, we entered into several agreements with Liberty Media and its subsidiaries, including a Reorganization Agreement, an Agreement and Plan of Merger and a new Tax Sharing Agreement. Refer to Note 16 for more information regarding the Tax Sharing Agreement.

(Dollars and shares in millions, except per share amounts or otherwise stated)

(12) DEBT

Our debt as of December 31, 2025 and December 31, 2024 consisted of the following:

Issuer / Borrower	Issued	Debt	Maturity Date	Interest Payable	Principal Amount at December 31, 2025	Carrying value[a] at December 31, 2025	Carrying value[a] at December 31, 2024
Sirius XM Holdings notes and loans:							
Sirius XM Holdings[b]	March 2023	3.75% Convertible Senior Notes	March 15, 2028	Semi-annually in arrears on March 15 and September 15	$ 575	$ 579	$ 594
Sirius XM Radio LLC notes and loans:							
Sirius XM[c]	September 2024	Incremental Term Loan (the “Delayed Draw Incremental Term Loan”)	September 9, 2027	variable fee paid quarterly	400	400	1,086
Sirius XM	December 2012	Senior Secured Revolving Credit Facility (the “Credit Facility”)	August 31, 2030	variable fee paid quarterly	20	20	—
Sirius XM[c]	August 2021	3.125% Senior Notes	September 1, 2026	semi-annually on March 1 and September 1	1,000	999	996
Sirius XM[c]	July 2017	5.00% Senior Notes	August 1, 2027	semi-annually on February 1 and August 1	1,500	1,497	1,495
Sirius XM[c]	June 2021	4.00% Senior Notes	July 15, 2028	semi-annually on January 15 and July 15	2,000	1,991	1,988
Sirius XM[c]	June 2019	5.500% Senior Notes	July 1, 2029	semi-annually on January 1 and July 1	1,250	1,244	1,243
Sirius XM[c]	June 2020	4.125% Senior Notes	July 1, 2030	semi-annually on January 1 and July 1	1,500	1,492	1,490
Sirius XM[c]	August 2021	3.875% Senior Notes	September 1, 2031	semi-annually on March 1 and September 1	1,500	1,490	1,488
Sirius XM	Various	Finance leases	Various	n/a	n/a	5	11
Total debt						9,717	10,391
Less: total current maturities						1,058	61
Less: total deferred financing costs, net						11	16
Total long-term debt						$8,648	$10,314

(a) The carrying value of the obligations is net of any remaining unamortized original issue discount except for the debt measured at fair value noted in (b) below.

(b) Measured at fair value.

(c) On September 3, 2024, Sirius XM Radio LLC added a parent guarantee from Sirius XM Inc. to each series of Sirius XM Radio LLC notes in connection with the conversion of Sirius XM Radio Inc. into a Delaware limited liability company. All material domestic subsidiaries of Sirius XM Radio LLC, including Pandora and its subsidiaries, that guarantee the Credit Facility have guaranteed the Delayed Draw Incremental Term Loan and these notes.

Sirius XM Holdings notes and loans:

3.75% Convertible Senior Notes due 2028

On March 10, 2023, Liberty Media issued $575 aggregate principal amount of its 3.75% convertible notes due 2028 (the “Convertible Notes”). In connection with the Transactions, we assumed all of the obligations of Liberty Media under the indenture governing the Convertible Notes. The Convertible Notes accrue interest at a rate of

3.75% per annum and mature on March 15, 2028. As of December 31, 2025, the conversion rate for the Convertible Notes was 31.5064 shares (not in millions) of our common stock per $1,000 principal amount (not in millions) of Convertible Notes, equivalent to a conversion price of approximately $31.74 per share of our common stock (not in millions).

Holders of the Convertible Notes may convert their Convertible Notes, in integral multiples of $1,000 principal amount, at their option, under the following circumstances: (i) during any calendar quarter (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is equal to or more than 130% of the conversion price of the Convertible Notes on the last day of such preceding calendar quarter; (ii) during the five business-day period after any five consecutive trading-day period (the "Measurement Period"), in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of that Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate for the Convertible Notes on each such trading day; (iii) if the Company calls the Convertible Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date, but only with respect to the Convertible Notes called (or deemed called) for redemption; or (iv) upon the occurrence of specified corporate events described in the Convertible Notes Indenture. In addition, holders may convert their Convertible Notes at their option at any time on or after December 15, 2027 and ending on the close of business on the second scheduled trading day immediately preceding the stated maturity date for the Convertible Notes, without regard to the foregoing circumstances. Upon a conversion of the Convertible Notes, we may elect to pay or deliver, as the case may be, cash, shares of the Company's common stock or a combination of cash and shares of our common stock. We elected to account for the Convertible Notes using the fair value option. See Note 4 for information related to unrealized gains (losses) on debt measured at fair value.

Sirius XM Radio LLC notes and loans:

The Credit Facility

On August 20, 2025, Sirius XM Radio LLC entered into an amendment to, among other things, increase the Credit Facility to $2,000 and extend its maturity to August 31, 2030. Sirius XM Radio LLC's obligations under the Credit Facility are guaranteed by certain of its material domestic subsidiaries, including Pandora and its subsidiaries, and by Sirius XM Inc. and are secured by a lien on substantially all of Sirius XM Radio LLC's assets and the assets of its material domestic subsidiaries. Borrowings bear interest at the Secured Overnight Financing Rate ("SOFR") plus an applicable rate determined by Sirius XM Radio LLC's debt to operating cash flow ratio, and we pay a variable commitment fee on unused commitments of 0.25% per annum as of December 31, 2025. The amendment also adds a springing maturity feature which will automatically accelerate the maturity date of the Credit Facility to a date 91 days prior to the stated maturity of certain of Sirius XM Radio LLC's long-term debt instruments, including Sirius XM Radio LLC's 2026, 2027, 2028, 2029 and 2030 Senior Notes and the Delayed Draw Incremental Term Loan, if at such date Sirius XM Radio LLC does not have sufficient liquidity to repay the maturing obligations. Liquidity for this test is defined as the sum of (i) unrestricted cash and cash equivalents and (ii) available borrowing capacity under the Credit Facility.

In April 2022, Sirius XM Radio LLC entered into an amendment to the Credit Facility to incorporate an Incremental Term Loan borrowing of $500 which was retired on April 11, 2024 with cash for 100% of the principal plus accrued and unpaid interest.

On January 26, 2024, Sirius XM Radio LLC entered into an amendment to the Credit Facility to, among other things, incorporate a $1,100 Delayed Draw Incremental Term Loan. Interest on the Delayed Draw Incremental Term Loan is based on SOFR plus an applicable rate. On September 3, 2024, Sirius XM Radio LLC entered into a technical amendment to the Credit Facility to add a parent guarantee from Sirius XM Inc. to the Credit Facility in connection with the conversion of Sirius XM Radio Inc. into a Delaware limited liability company.

As of December 31, 2025, $20 was outstanding under the Credit Facility and $400 was outstanding under the Delayed Draw Incremental Term Loan which were recorded in Long-term debt in our consolidated balance sheets.

(Dollars and shares in millions, except per share amounts or otherwise stated)

Covenants and Restrictions

Under the Credit Facility, Sirius XM Radio LLC, our wholly owned subsidiary, must comply with a debt maintenance covenant that it cannot exceed a total leverage ratio, calculated as consolidated total debt to consolidated operating cash flow, of 5.0 to 1.0. The Credit Facility generally requires compliance with certain covenants that restrict Sirius XM Radio LLC's ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another person, (vi) sell, assign, lease or otherwise dispose of all or substantially all of Sirius XM Radio LLC's assets and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions.

The indentures governing Sirius XM Radio LLC's notes restrict Sirius XM Radio LLC's non-guarantor subsidiaries' ability to create, assume, incur or guarantee additional indebtedness without such non-guarantor subsidiary guaranteeing each such series of notes on a pari passu basis. The indentures governing the notes also contain covenants that, among other things, limit Sirius XM Radio LLC's ability and the ability of its subsidiaries to create certain liens; enter into sale/leaseback transactions; and merge or consolidate or transfer, lease, assign or otherwise dispose of all or substantially all of SiriusXM's assets.

Under Sirius XM Radio LLC's debt agreements, the following generally constitute an event of default: (i) a default in the payment of interest; (ii) a default in the payment of principal; (iii) failure to comply with covenants; (iv) failure to pay other indebtedness after final maturity or acceleration of other indebtedness exceeding a specified amount; (v) certain events of bankruptcy; (vi) a judgment for payment of money exceeding a specified aggregate amount and (vii) voidance of subsidiary guarantees, subject to grace periods where applicable. If an event of default occurs and is continuing, our debt could become immediately due and payable.

Fair Value of Debt

The fair values, based on quoted market prices of the same instruments but not considered to be active markets (Level 2), of Sirius XM Radio LLC's debt securities, not reported at fair value, whose carrying value does not approximate fair value, are as follows:

	December 31, 2025	December 31, 2024
Sirius XM 3.125% Senior Notes due 2026	$ 989	$ 960
Sirius XM 5.00% Senior Notes due 2027	$1,496	$1,459
Sirius XM 4.00% Senior Notes due 2028	$1,948	$1,843
Sirius XM 5.50% Senior Notes due 2029	$1,256	$1,198
Sirius XM 4.125% Senior Notes due 2030	$1,425	$1,311
Sirius XM 3.875% Senior Notes due 2031	$1,376	$1,258

(13) EQUITY

Common Stock, par value $0.001 per share

We are authorized to issue up to 900 shares of common stock. There were 335 and 339 shares of common stock issued and outstanding at December 31, 2025 and December 31, 2024, respectively.

As of December 31, 2025, there were 31 shares of common stock reserved for issuance in connection with outstanding stock-based awards to members of our board of directors, employees and third parties.

Transactions with Former Parent, net

An intergroup interest represents a quasi-equity interest which is not represented by outstanding shares of common stock; rather, one of the Former Parent's tracking stock groups has an attributed interest in another of the Former Parent's tracking stock groups, which is generally stated in terms of a number of shares of such

(Dollars and shares in millions, except per share amounts or otherwise stated)

tracking stock. Through prior year transactions with the Former Parent, intergroup interests in other tracking stock groups were established.

As of December 31, 2021, approximately 5.3 notional shares represented an 2.2% intergroup interest in the Formula One Group held by the Liberty SiriusXM Group and approximately 2.3 notional shares represented a 3.7%% intergroup interest in the Braves Group held by the Liberty SiriusXM Group.

Liberty Media assumed that the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Formula One Group would be comprised of Series A Liberty Formula One common stock and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock. Therefore, the market prices of Series A Liberty Formula One and Series A Liberty Braves common stock were used for the mark-to-market adjustment for the intergroup interests held by Liberty SiriusXM Group, included in Other income, net in the audited consolidated statements of operations.

As of December 31, 2022, approximately 1.8 notional shares represented a 2.9% intergroup interest in the Liberty Braves Group previously held by SplitCo and approximately 4.2 notional shares represented a 1.7% intergroup interest in the Liberty Formula One Group ("Formula One Group") previously held by the SplitCo.

During September 2022, the Formula One Group and the Braves Group paid approximately $64 and $14, respectively, to the Liberty SiriusXM Group to settle a portion of the intergroup interests in the Formula One Group and Braves Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of the Convertible Notes, as described in Note 12. During March 2023, the Formula One Group paid approximately $202 to SplitCo to settle a portion of the intergroup interest in the Formula One Group held by SplitCo, as a result of the repurchase of a portion of Liberty Media's 1.375% Cash Convertible Senior Notes due 2023. On July 12, 2023, the Formula One Group paid approximately $71 to SplitCo to settle and extinguish the remaining intergroup interest in the Formula One Group held by SplitCo.

On July 18, 2023, Liberty Media completed the split-off of Atlanta Braves Holdings, Inc. through a redemption of each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of Atlanta Braves Holdings, Inc. common stock. The intergroup interest in the Liberty Braves Group attributed to SplitCo was settled and extinguished through the attribution of Atlanta Braves Holdings, Inc. Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest.

Sirius XM Holdings equity activity

All share and per share amounts have been adjusted to reflect the conversion of Old Sirius shares into SplitCo common stock on a one-for-ten basis.

Quarterly Dividends

During the year ended December 31, 2025 and 2024, our board of directors declared and paid the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount[1]	Payment Date
2025 dividends				
January 22, 2025	$ 0.27	February 7, 2025	$ 91	February 25, 2025
April 16, 2025	$ 0.27	May 9, 2025	$ 92	May 28, 2025
July 23, 2025	$ 0.27	August 8, 2025	$ 91	August 27, 2025
October 22, 2025	$ 0.27	November 5, 2025	$ 91	November 21, 2025
2024 dividends				
January 24, 2024	$0.266	February 9, 2024	$102	February 23, 2024
April 24, 2024	$0.266	May 10, 2024	$103	May 29, 2024
July 24, 2024	$0.266	August, 9, 2024	$103	August 26, 2024
October 22, 2024	$0.270	November 5, 2024	$ 92	November 21, 2024

(1) During the year ended December 31, 2024, we paid dividends of $143 to noncontrolling interests.

Stock Repurchase Program

On September 9, 2024, our board of directors approved for repurchase an aggregate of $1,166 of our common stock. The board of directors did not establish an end date for this stock repurchase program. Shares of common stock may be purchased from time to time on the open market, pursuant to pre-set trading plans meeting the requirements of Rule 10b5-1 under the Exchange Act, in privately negotiated transactions, including in accelerated stock repurchase transactions, or otherwise. We intend to fund any stock repurchases through a combination of cash on hand, cash generated by operations and future borrowings. The size and timing of any purchases will be based on a number of factors, including price and business and market conditions.

As of December 31, 2025, our cumulative repurchases since the closing of the Transactions under our stock repurchase program totaled 6,538 thousand shares for $143, of which 6,238 thousand shares were repurchased during the years ended December 31, 2025 for $136 and $1,024 remained available for additional repurchases under our existing stock repurchase program authorization.

The following table summarizes our total share repurchase activity for the years ended:

	December 31, 2025		December 31, 2024		December 31, 2023	
Share Repurchase Type	Shares (in thousands)	Amount	Shares (in thousands)	Amount	Shares (in thousands)	Amount
Open Market Repurchases[a]	6,238	$136	301	$7	6,938	$274

(a) As of December 31, 2025, $1 of common stock repurchases had not settled, nor been retired, and were recorded as Treasury stock within our audited consolidated balance sheets and audited consolidated statement of equity.

(Dollars and shares in millions, except per share amounts or otherwise stated)

(14) BENEFIT PLANS

Included in the accompanying audited consolidated statements of operations are the following amounts of share-based compensation expense:

	For the Years Ended December 31,		
	2025	2024	2023
Cost of services:			
Programming and content	$ 37	$ 36	$ 34
Customer service and billing	5	5	5
Transmission	6	5	6
Sales and marketing	46	45	45
Product and technology	34	44	46
General and administrative	53	65	67
	$181	$200	$203

We account for equity instruments granted in accordance with ASC 718, *Compensation—Stock Compensation*. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on fair value. We use the Black-Scholes-Merton option-pricing model to value stock option awards, and have elected to treat awards with graded vesting as a single award. Share-based compensation expense is recognized ratably over the requisite service period, which is generally the vesting period. We measure restricted stock unit awards using the fair market value of the restricted shares of common stock on the day the award is granted. We measure the value of restricted units that will vest depending a relative total stockholder return metric—that is, the performance of our common stock as compared other companies included in the S&P 500 Index—using a special option-based valuation method, known as a Monte Carlo simulation. Since the results of such awards depend on future results, which are not known on the grant date, the Monte Carlo simulation attempts to take into consideration the terms of the awards, potential future returns, payout rates, and other factors to estimate a fair value of the award. The Monte Carlo simulation method uses factual data for the company and employs various assumptions. Stock-based awards granted to employees, non-employees and members of our board of directors include stock options and restricted stock units.

Fair value as determined using the Black-Scholes-Merton model varies based on assumptions used for the expected life, expected stock price volatility, expected dividend yield and risk-free interest rates. For the years ended December 31, 2025, 2024 and 2023, we estimated the fair value of awards granted using the hybrid approach for volatility, which weights observable historical volatility and implied volatility of qualifying actively traded options on our common stock. The expected life assumption represents the weighted-average period stock-based awards are expected to remain outstanding. These expected life assumptions are established through a review of historical exercise behavior of stock-based award grants with similar vesting periods. Where historical patterns do not exist for non-employees, contractual terms are used. Dividend yield is based on the current expected annual dividend per share and our stock price. The risk-free interest rate represents the daily treasury yield curve rate at the grant date based on the closing market bid yields on actively traded U.S. treasury securities in the over-the-counter market for the expected term. Our assumptions may change in future periods.

SplitCo Awards

Liberty Media granted, to certain of its directors and employees, restricted stock awards ("RSAs"), restricted stock units ("RSUs") and stock options to purchase shares of SplitCo common stock (collectively, "SplitCo Awards"). SplitCo measured the cost of employee services received in exchange for an equity classified SplitCo Award based on the grant-date fair value ("GDFV") of the SplitCo Award and recognized that cost over the period during which the employee is required to provide service (usually the vesting period of the SplitCo Award). SplitCo measured the cost of employee services received in exchange for a liability classified SplitCo Award based on the current fair value of the SplitCo Award and remeasures the fair value of the SplitCo Award at each reporting date.

(Dollars and shares in millions, except per share amounts or otherwise stated)

At the time of the Split-Off, outstanding stock options to purchase shares of SplitCo common stock were accelerated and became fully vested and exchanged into stock options to purchase shares of our common stock adjusted based on the exchange ratio identified in the Liberty Sirius XM Holdings Inc. Transitional Stock Adjustment Plan (the "SplitCo Award Exchange Ratio"). The RSAs and RSUs with respect to shares of SplitCo common stock accelerated, became fully vested, and are treated as outstanding shares of our common stock and as such were exchanged into shares of our common stock based on the SplitCo Award Exchange Ratio. Following the Split-Off, a portion of the outstanding stock options to purchase shares of our common stock are to be settled in cash as the underlying shares were not registered, and therefore these awards were classified as liability awards and will be remeasured at each reporting date. As of December 31, 2025, we recognized a liability of less than $1 related to these awards which is recorded in Accounts payable and accrued expenses in our audited consolidated balance sheets.

Sirius XM Holdings Awards

2024 Long-Term Stock Incentive Plan

In connection with the Transactions, Liberty Media, as the sole stockholder of SplitCo, approved the Sirius XM Holdings Inc. 2024 Long-Term Stock Incentive Plan (the "2024 Plan"). Employees, consultants and non-employee members of Sirius XM Holdings' board of directors are eligible to receive awards under the 2024 Plan. The 2024 Plan provides for the grant of stock options, stock appreciation rights ("SARs"), RSAs, RSUs and other stock-based awards that the compensation committee of our board of directors deems appropriate. Stock-based awards granted under the 2024 Plan are generally subject to a graded vesting requirement. Stock options generally expire ten years from the date of grant. RSUs include performance-based RSUs ("PRSUs"), the vesting of which are subject to the achievement of performance goals and the employee's continued employment. Each RSU entitles the holder to receive one share of common stock upon vesting. As of December 31, 2025, 25 shares of our common stock were available for future grants under the 2024 Plan.

Transitional Stock Adjustment Plan

In connection with the Transactions, Liberty Media, as the sole stockholder of SplitCo, approved the Sirius XM Holdings Inc. Transitional Stock Adjustment Plan (the "Transitional Plan"). Current and former employees and consultants of Liberty Media or a former direct or indirect subsidiary of Liberty Media, any successor of any such former subsidiary, and the parent company (directly or indirectly) of any such former subsidiary or successor (collectively, a "Qualifying Subsidiary") or a member of the board of directors of Liberty Media or a Qualifying Subsidiary and in each case, who, as of September 9, 2024, (a) held an outstanding option of any series of Liberty Media's Liberty SiriusXM common stock (a "Liberty Media SiriusXM Option Award") pursuant to (i) the Liberty Media Corporation 2013 Incentive Plan (Amended and Restated as of March 31, 2015), as amended, (ii) the Liberty Media Corporation 2013 Nonemployee Director Plan (Amended and Restated as of December 17, 2015), as amended, (iii) the Liberty Media Corporation 2017 Omnibus Incentive Plan, as amended, (iv) the Liberty Media Corporation 2022 Omnibus Incentive Plan, as amended, and/or (v) any other stock option or incentive plan adopted or assumed by Liberty Media (each, a "Liberty Media Incentive Plan") and (b) received an option under the Transitional Plan in accordance with the terms of the Reorganization Agreement were eligible to receive awards under the Transitional Plan. The Transitional Plan provided for the grant of stock options. Stock options were subject to all the terms and conditions of the applicable Liberty Media Incentive Plan and associated instrument under which the corresponding Liberty Media Sirius XM Option Award was made. As of December 31, 2025, 3 shares of our common stock were reserved for issuance in connection with outstanding stock based awards in connection with the Transitional Plan.

Other Plans

We maintain three share-based benefit plans in addition to the 2024 Plan and the Transitional Plan—the SiriusXM Holdings Inc. 2015 Long-Term Stock Incentive Plan, the 2014 Stock Incentive Plan of AdsWizz Inc. and the Pandora Media, Inc. 2011 Equity Incentive Plan. Excluding dividend equivalent units granted as a result of a declared dividend, no further awards may be made under these plans.

(Dollars and shares in millions, except per share amounts or otherwise stated)

The following table summarizes the weighted-average assumptions used to compute the fair value of options granted to employees, members of our board of directors and non-employees under the Sirius XM Awards during the years ended December 31, 2024 and 2023:

	For the Years Ended December 31,	
	2024	2023
Risk-free interest rate	4.4%	4.0%
Expected life of options–years	3.76	3.80
Expected stock price volatility	40%	32%
Expected dividend yield	2.8%	2.0%

There were no options granted during the year ended December 31, 2025.

The following table summarizes stock option activity under our share-based plans for the year ended December 31, 2025:

	Options	WAEP	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2025	18	$49.69		
Granted	—	$ —		
Exercised	—	$ —		
Forfeited, cancelled or expired	(3)	$47.19		
Outstanding as of December 31, 2025	15	$50.10	3.48	$—
Exercisable as of December 31, 2025	14	$51.30	2.96	$—

The total intrinsic value of stock options exercised during the years ended December 31, 2025, 2024 and 2023 was less than $1, $1 and $15, respectively. During the years ended December 31, 2025, 2024 and 2023, the number of net settled shares issued as a result of stock option exercises was less than 1, 1 and 2, respectively.

The following table summarizes the RSU, including PRSU, activity under our share-based plans for the years ended December 31, 2025:

	Shares	GDFV Per Share
Nonvested as of January 1, 2025	12	$42.33
Granted	11	$25.51
Vested	(4)	$46.16
Forfeited	(3)	$33.43
Nonvested as of December 31, 2025	16	$30.74

The total intrinsic value of RSUs, including PRSUs, vesting during the years ended December 31, 2025, 2024 and 2023 was $87, $113 and $147, respectively. During the years ended December 31, 2025, 2024 and 2023, the number of net settled shares issued as a result of RSUs vesting totaled 2, 2 and 19, respectively. During the years ended December 31, 2025, 2024 and 2023, we granted less than 1, 1 and 4, respectively, PRSUs to certain employees. We believe it is probable that the performance target applicable to these PRSUs will be achieved.

In connection with the cash dividends paid during the years ended December 31, 2025, 2024 and 2023, we granted less than 1, less than 1 and 1, respectively, RSUs, including PRSUs, in accordance with the terms of

(Dollars and shares in millions, except per share amounts or otherwise stated)

existing award agreements. These grants did not result in any additional incremental share-based payment expense being recognized during the year ended December 31, 2025.

Total unrecognized compensation costs related to unvested share-based payment awards for our stock options and RSUs, including PRSUs, granted to employees, members of our board of directors and third parties at December 31, 2025 and December 31, 2024 was $355 and $402, respectively. The total unrecognized compensation costs at December 31, 2025 are expected to be recognized over a weighted-average period of 2.4 years.

401(k) Savings Plans

We sponsor the Sirius XM Radio 401(k) Savings Plan (the "SiriusXM Plan") for eligible employees. The SiriusXM Plan allows eligible employees to voluntarily contribute from 1% to 50% of their pre-tax eligible earnings, subject to certain defined limits. We match 50% of an employee's voluntary contributions per pay period on the first 6% of an employee's pre-tax salary up to a maximum of 3% of eligible compensation. We may also make additional discretionary matching, true-up matching and non-elective contributions to the SiriusXM Plan. Employer matching contributions under the SiriusXM Plan vest at a rate of 33.33% for each year of employment and are fully vested after three years of employment for all current and future contributions. Our cash employer matching contributions are not used to purchase shares of our common stock on the open market, unless the employee elects our common stock as their investment option for this contribution.

We recognized expenses of $18, $20 and $20 for the years ended December 31, 2025, 2024 and 2023, respectively, in connection with the SiriusXM Plan.

Sirius XM Holdings Inc. Deferred Compensation Plan

The Sirius XM Holdings Inc. Deferred Compensation Plan (the "DCP") allows members of our board of directors and certain eligible employees to defer all or a portion of their base salary, cash incentive compensation and/or board of directors' cash compensation, as applicable. Pursuant to the terms of the DCP, we may elect to make additional contributions beyond amounts deferred by participants, but we are under no obligation to do so. We have established a grantor (or "rabbi") trust to facilitate the payment of our obligations under the DCP.

Contributions to the DCP, net of withdrawals, for the years ended December 31, 2025, 2024 and 2023, were $(11), $(1) and $(3), respectively. As of December 31, 2025 and December 31, 2024, the fair value of the investments held in the trust were $56 and $60, respectively, which is included in Other long-term assets in our audited consolidated balance sheets and classified as trading securities. Trading gains and losses associated with these investments are recorded in Other (expense) income within our audited consolidated statements of operations. The associated liability is recorded within Other long-term liabilities in our audited consolidated balance sheets, and any increase or decrease in the liability is recorded in General and administrative expense within our audited consolidated statements of operations. We recorded gains on investments held in the trust of $5, $6 and $7 for the years ended December 31, 2025, 2024 and 2023, respectively.

(Dollars and shares in millions, except per share amounts or otherwise stated)

(15) COMMITMENTS AND CONTINGENCIES

The following table summarizes our expected contractual cash commitments as of December 31, 2025:

	2026	2027	2028	2029	2030	Thereafter	Total
Debt obligations	$1,060	$1,845	$2,575	$1,250	$1,520	$1,500	$ 9,750
Cash interest payments	425	386	286	195	124	58	1,474
Satellite and transmission	123	53	1	1	1	2	181
Programming and content	382	274	173	9	—	—	838
Sales and marketing	60	32	4	3	—	—	99
Satellite incentive payments	3	3	3	2	2	9	22
Operating lease obligations	53	49	40	35	11	27	215
Royalties, minimum guarantees and other	583	433	361	198	76	—	1,651
Total[1]	$2,689	$3,075	$3,443	$1,693	$1,734	$1,596	$14,230

(1) The table does not include our reserve for uncertain tax positions, which at December 31, 2025 totaled $83.

Debt obligations. Debt obligations include principal payments on outstanding debt and finance lease obligations.

Cash interest payments. Cash interest payments include interest due on outstanding debt and finance lease payments through maturity.

Satellite and transmission. We have entered into agreements for the design, construction, launch and insurance of two additional satellites: SXM-11 and SXM-12. We have procured insurance for SXM-10, SXM-11 and SXM-12 to cover the risks associated with each satellite's launch and first year of in-orbit operation. We also have entered into agreements with third parties to operate and maintain satellite telemetry, tracking and control facilities and certain components of our terrestrial repeater networks.

Programming and content. We have entered into various programming and content agreements. Under the terms of these agreements, our obligations include fixed payments, advertising commitments and revenue sharing arrangements. In certain of these agreements, the future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in our minimum contractual cash commitments.

Sales and marketing. We have entered into various marketing, sponsorship and distribution agreements to promote our brands and are obligated to make payments to sponsors, retailers, automakers, radio manufacturers and other third parties under these agreements. Certain programming and content agreements also require us to purchase advertising on properties owned or controlled by the licensors.

Satellite incentive payments. Lanteris Space Systems (formerly Maxar Space), the manufacturer of certain of our in-orbit satellites, may be entitled to future in-orbit performance payments upon XM-5, SIRIUS FM-6, SXM-8, SXM-9 and SXM-10 meeting their fifteen-year design life, which we expect to occur.

Operating lease obligations. We have entered into both cancelable and non-cancelable operating leases for office space, terrestrial repeaters, data centers and equipment. These leases provide for minimum lease payments, additional operating expense charges, leasehold improvements and rent escalations that have initial terms ranging from one to fifteen years, and certain leases have options to renew. Total rent recognized in connection with leases for the years ended December 31, 2025, 2024 and 2023 was $60, $63 and $64, respectively.

Royalties, Minimum Guarantees and Other. We have entered into music royalty arrangements that include fixed payments. In addition, certain of our podcast agreements also contain minimum guarantees. As of December 31, 2025, we had future fixed commitments related to music royalty and podcast agreements of $463, of which $232 will be paid in 2026 and the remainder will be paid thereafter. On a quarterly basis, we record the greater of

the cumulative actual content costs incurred or the cumulative minimum guarantee based on forecasts for the minimum guarantee period. The minimum guarantee period is the period of time that the minimum guarantee relates to, as specified in each agreement, which may be annual or a longer period. The cumulative minimum guarantee, based on forecasts, considers factors such as listening hours, downloads, revenue, subscribers and other terms of each agreement that impact our expected attainment or recoupment of the minimum guarantees based on the relative attribution method.

We have entered into certain tax equity investments in which we expect to make future contributions. These future contributions are expected to be made over the remaining respective terms of the investments and totaled $648 as of December 31, 2025, of which $111 is expected to be paid in 2026 and the remainder thereafter.

Several of our royalty agreements also include provisions related to the royalty payments and structures of those agreements relative to other licensing arrangements, which, if triggered, cause our payments under those agreements to escalate. In addition, record labels, publishers and performing rights organizations with whom we have entered into direct license agreements have the right to audit our content payments, and such audits often result in disputes over whether we have paid the proper content costs.

We have also entered into various agreements with third parties for general operating purposes.

In addition to the minimum contractual cash commitments described above, we have entered into other variable cost arrangements. These future costs are dependent upon many factors and are difficult to anticipate; however, these costs may be substantial. We may enter into additional programming, distribution, marketing and other agreements that contain similar variable cost provisions. We do not have any other significant off-balance sheet financing arrangements that are reasonably likely to have a material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Legal Proceedings

In the ordinary course of business, we are a defendant or party to various claims and lawsuits, including those discussed below.

We record a liability when we believe that it is both probable that a liability will be incurred, and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of liability that has been previously accrued and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including the likelihood or magnitude of a possible eventual loss, if any.

New York State v. Sirius XM Radio Inc. On December 20, 2023, the People of the State of New York, by Letitia James, Attorney General of the State of New York (the "NY AG"), filed a petition (the "Petition") in the Supreme Court of the State of New York, New York County (the "New York Court"), against Sirius XM. The Petition alleged various violations of New York law and the federal Restore Online Shoppers' Confidence Act ("ROSCA") arising out of Sirius XM's subscription cancellation practices. In general, the Petition alleged that Sirius XM requires consumers to devote an excessive amount of time to cancel subscriptions and has not implemented cancellation processes that are simple and efficient.

The Petition claimed to be brought under certain provisions of New York law that authorize the NY AG to initiate special proceedings seeking injunctive and other equitable relief in cases of persistent business fraud or illegality. The Petition sought: a permanent injunction against violating provisions of New York law and ROSCA

(Dollars and shares in millions, except per share amounts or otherwise stated)

arising out of the alleged deceptive practices associated with Sirius XM's subscription cancellation procedures; an accounting of each consumer who cancelled, or sought to cancel, a satellite radio subscription, including the duration of the cancel interaction and the funds collected from such consumers after that interaction; monetary restitution and damages to aggrieved consumers; disgorgement of all profits resulting from the alleged improper acts; civil penalties and the NY AG's costs. Sirius XM filed an Answer to the Petition and cross moved for summary judgment with respect to various claims asserted in the Petition.

In November 2024, the New York Court granted Sirius XM summary judgment on all but one of the NY AG's claims. The New York Court did find that Sirius XM's cancellation practices violated the "simple mechanism requirement" for subscription cancellations contained in ROSCA. As a result of the New York Court's findings, Sirius XM now permits New York residents who purchase a subscription online to also cancel that subscription online, a cancellation mechanism that we believe is at least as easy to use as the method the consumer used to initiate the subscription. The NY AG appealed the four counts with respect to the Petition for which the New York Court granted Sirius XM summary judgment. Sirius XM appealed the one count in the Petition, the violation of ROSCA, with respect to which the New York Court granted the State of New York summary judgment. On November 6, 2025, the Appellate Division affirmed the New York Court's Order on all counts. On January 23, 2026, the NY AG sought leave to appeal the Appellate Division's affirmance. The NY AG has also moved the New York Court for an injunction and accounting with respect to the ROSCA claim, which Sirius XM has opposed.

Sirius XM believes it has substantial defenses to the action and intends to defend this action vigorously.

U.S. Music Royalty Fee Actions and Mass Arbitrations. Commencing in 2023, a number of putative class actions and mass arbitration demands have been commenced against Sirius XM relating to its pricing, billing and subscription marketing practices. Although each class action and mass arbitration demand contains unique allegations, in general, the actions and arbitrations alleged that Sirius XM falsely advertised its music subscription plans at lower prices than it actually charges, that it allegedly did not disclose its "U.S. Music Royalty Fee", and that Sirius XM has taken other actions to prevent customers from discovering the existence, amount and nature of the U.S. Music Royalty Fee in violation of various state consumer protection laws. Several of these claimants also asserted additional causes of action under the Electronic Funds Transfer Act.

Over half of the approximately 70,000 purported mass arbitration claims have been withdrawn by counsel or closed by the American Arbitration Association (the "AAA"). On January 13, 2026, Sirius XM entered into a settlement that when effectuated would resolve the remaining mass arbitration claims and the previously disclosed *Carovillano*, *Burns*, *Kirkpatrick*, *Balmores* and *Woods* lawsuits. The settlement will not have a material adverse effect on Sirius XM's business, financial condition, results operations or cash flows. The sole remaining related case is *Stutsman, et al. v. Sirius XM Radio LLC*, a putative class action pending in the United States District Court for the Western District of Washington. Sirius XM believes it has substantial defenses to the claims asserted in *Stutsman* and it intends to defend itself vigorously.

California Unruh Civil Rights Act Mass Arbitration. A series of mass pre-arbitration notices have been filed purportedly on behalf of approximately 41,000 claimants alleging that Pandora used age, sex and gender information from claimants to target advertising in violation of California's Unruh Civil Rights Act, Cal. Civ. Code §§ 51-52. A petition was filed purportedly on behalf of approximately 26,000 petitioners for an Order Compelling Arbitration in Los Angeles Superior Court against Pandora on January 17, 2025, and an amended petition was filed on February 14, 2025. On June 18, 2025, the Court denied the petition in part with respect to 2,216 petitioners and granted the petition in part and entered an order compelling arbitration with respect to the remaining petitioners. Following that order, 23,821 of the petitioners filed demands for arbitration with the AAA on July 4, 2025, and AAA opened a mass arbitration. On December 15, 2025 claimants' counsel sought to add 2,562 claimants with identical claims to the AAA mass arbitration. On January 28, 2026, a Process Arbitrator in the mass arbitration issued an order dismissing all of the pending claims, and the AAA is expected to close this matter.

Do-Not-Call Litigation. In July 2025, following a mediation, Sirius XM entered into an agreement settling a putative class action lawsuit filed on November 29, 2022 in the United States District Court for the Central District

(Dollars and shares in millions, except per share amounts or otherwise stated)

of Illinois alleging that Sirius XM violated the "Do-Not-Call" provisions of the Telephone Consumer Protection Act, and several similar state statutes, by calling consumers whose residential numbers were on applicable national or state do-not-call registries and/or whose residential numbers were on Sirius XM's internal do-not-call list. The settlement will resolve the claims of consumers for the period April 27, 2019 through October 31, 2025. As part of the settlement, in calendar year 2026, Sirius XM paid $28 million into a non-reversionary settlement fund from which cash to class members, notice, administrative costs, and attorney's fees and costs will be paid. The settlement was recorded to the General and administrative line in our unaudited consolidated statements of operations and included in the Accounts payable and accrued expenses line of our unaudited consolidated balance sheets. The settlement memorializes changes relating to Sirius XM's "Do-Not-Call" practices. Settlement of this matter is subject to, among other things, final approval by the Court.

Mechanical Licensing Collective v. Pandora Media, LLC. On February 12, 2024, the Mechanical Licensing Collective ("MLC") sued Pandora in the Middle District of Tennessee for alleged underpayment of royalties on Pandora's free radio service. The MLC contends that various Pandora offerings along with certain other ancillary features, convert Pandora's entire free radio service into an interactive service that is subject to a higher statutory rate, which would require Pandora to have paid and continue to pay significantly higher royalties. The case is currently in the midst of summary judgment briefing. If neither side prevails on summary judgment, the case is set for trial on June 30, 2026.

Other Matters. In the ordinary course of business, Sirius XM Holdings, Sirius XM and its subsidiaries, such as Pandora, are defendants in various other lawsuits, mass arbitration and individual arbitration proceedings, including derivative actions; actions filed by subscribers, both on behalf of themselves and on a class action basis; former employees; parties to contracts or leases and owners of purported patents, trademarks, copyrights or other intellectual property. None of these other matters, in our opinion, is likely to have a material adverse effect on our business, financial condition or results of operations.

(16) INCOME TAXES

Current federal income tax expense or benefit represents the amounts expected to be reported on our income tax return, and deferred income tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted income tax rates that will be in effect when these differences reverse. The current state income tax provision is primarily related to taxable income in certain states that have suspended or limited the ability to use net operating loss carryforwards or where net operating losses have been fully utilized. Income tax expense is the sum of current income tax plus the change in deferred tax assets and liabilities.

We have historically filed a consolidated federal income tax return for all of our wholly owned subsidiaries, including Sirius XM and Pandora. On February 1, 2021, we entered into a tax sharing agreement with Liberty Media governing the allocation of consolidated U.S. income tax liabilities and setting forth agreements with respect to other tax matters. The tax sharing agreement contained provisions that we believed were customary for tax sharing agreements between members of a consolidated group. On November 3, 2021, Liberty Media informed us that it beneficially owned over 80% of the outstanding shares of our common stock, as a result of this, we were included in the consolidated tax return of Liberty Media beginning November 4, 2021. In connection with the closing of the Transactions, on September 9, 2024, this existing Tax Agreement with Liberty Media was terminated, when Liberty Media completed the Split-Off and ceased to own any shares of our common stock. As a result, we ceased to be a member of Liberty Media's consolidate tax group beginning on September 9, 2024 and ceased to file a consolidated tax return with Liberty Media on such date.

In connection with the Transactions, we entered into a new Tax Sharing Agreement with Liberty Media. The Tax Sharing Agreement generally allocates taxes, tax benefits, tax items, and tax-related losses between Liberty Media and us in a manner consistent with the tax sharing policies of Liberty Media in effect prior to the Split-Off, with taxes, tax benefits and tax items attributable to the assets, liabilities and activities attributed to the Liberty Formula One Group and the Liberty Live Group being allocated to Liberty Media, and taxes, tax benefits and tax

(Dollars and shares in millions, except per share amounts or otherwise stated)

items attributable to the assets, liabilities and activities attributed to the Liberty SiriusXM Group being allocated to us. In addition, the Tax Sharing Agreement includes additional provisions related to the manner in which any taxes or tax-related losses arising from the Split-Off will be allocated between the parties and provides restrictive covenants intended to preserve the generally tax-free treatment of the Transactions. The failure by a party to comply with its restrictive covenants may change the general allocation of taxes, tax benefits and tax items between the parties related to the Transactions. The parties have agreed to indemnify each other for taxes and losses allocated to them under the Tax Sharing Agreement and for taxes and losses arising from a breach by them of their respective covenants and obligations under the Tax Sharing Agreement. The Tax Sharing Agreement also includes provisions addressing the filing of tax returns, control of tax audits, cooperation on tax matters, retention of tax records, indemnification, and other tax matters.

For the period January 1, 2024 through September 9, 2024, our current tax expense is the amount of tax payable on the basis of a hypothetical, current-year separate return. We provided deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical and actual returns and assess the need for a valuation allowance on the basis of our projected separate return results. Any difference between the tax expense (or benefit) allocated to us under the short year one separate return method and payments to be made for (or received from) Liberty Media for tax expense are treated as either dividends or capital contributions. Subsequent to September 9, 2024 and as a result of the Split-Off, our current tax expense represents taxes attributable to the business carried on by us on a standalone basis.

Income tax expense consisted of the following:

	For the Years Ended December 31,		
	2025	2024	2023
Current taxes:			
Federal	$170	$ 297	$205
State	49	72	57
Foreign	3	2	—
Total current taxes expense	222	371	262
Deferred taxes:			
Federal	23	(165)	(30)
State	6	4	(10)
Total deferred taxes (benefit) expense	29	(161)	(40)
Total income tax expense	$251	$ 210	$222

(Dollars and shares in millions, except per share amounts or otherwise stated)

The following table presents a reconciliation of the U.S. federal statutory tax rate and our effective tax rate:

	For the Years Ended December 31,					
	2025		2024		2023	
U.S. Federal Statutory Tax Rate	$222	21.0 %	$(391)	21.0 %	$254	21.0 %
Domestic Federal						
Tax Credits						
Tax Equity Credit Investments	(27)	(2.5)%	(36)	1.9 %	(18)	(1.5)%
Research and Development Tax Credit	(14)	(1.4)%	(26)	1.4 %	(33)	(2.7)%
Nontaxable or Nondeductible Items						
Impairments	—	— %	592	(31.8)%	—	— %
Current Year Stock Options net of APIC	25	2.3 %	20	(1.0)%	20	1.7 %
Convertible Notes	—	— %	(23)	1.2 %	32	2.6 %
Other	1	0.1 %	1	(0.1)%	1	0.1 %
Effect of Cross-Border Tax Laws	(1)	(0.1)%	(3)	0.2 %	(7)	(0.6)%
State and Local Income Tax, Net of Federal Income Tax Effects	49	4.6 %	51	(2.9)%	36	2.9 %
Changes in Unrecognized Tax Benefits	(4)	(0.3)%	5	(0.3)%	(54)	(4.5)%
Other	—	0.1 %	20	(0.9)%	(9)	(0.7)%
Effective tax rate	$251	23.8 %	$ 210	(11.3)%	$222	18.3 %

(1) State taxes in California, New York, New Jersey, Florida, Tennessee, and Illinois made up the majority (greater than 50%) of the tax effect in this category.

Our effective tax rate of 23.8% for the year ended December 31, 2025, was primarily driven by state and local taxes and tax losses related to share-based compensation, partially offset by certain credits. Our effective tax rate of (11.3)% for the year ended December 31, 2024, was primarily driven by federal and state income tax expense, offset by the nondeductible impairment of goodwill. Our effective tax rate of 18.3% for the year ended December 31, 2023, was primarily driven by federal and state income tax expense, partially offset by the benefits related to research and development and certain other credits, as well as a release in state valuation allowance.

The following table presents additional supplemental cash flow information for the years ended December 31, 2025, 2024, and 2023:

	For the Years Ended December 31,		
	2025	2024	2023
Income tax paid:			
Federal	$105	$165	$119
State	50	53	46
Foreign	1	—	—
Total income taxes paid	$156	$218	$165

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences can be carried forward under tax law. Our evaluation of the realizability of deferred tax assets considers both positive

(Dollars and shares in millions, except per share amounts or otherwise stated)

and negative evidence, including historical financial performance, scheduled reversal of deferred tax assets and liabilities, projected taxable income and tax planning strategies. The weight given to the potential effects of positive and negative evidence is based on the extent to which it can be objectively verified. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the deferred tax assets will not be realized.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, shown before jurisdictional netting, are presented below:

	For the Years Ended December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards and tax credits	$ 317	$ 321
Other accrued liabilities	28	44
Accrued stock compensation	56	53
Deferred revenue	40	46
Investments	102	102
Other future deductible amounts	171	117
Total deferred tax assets	714	683
Deferred tax liabilities:		
Intangible assets	(2,529)	(2,550)
Fixed assets	(199)	(124)
Debt	(9)	(3)
Total deferred tax liabilities	(2,737)	(2,677)
Net deferred tax liabilities before valuation allowance	(2,023)	(1,994)
Valuation allowance	(87)	(93)
Total net deferred tax liability	$(2,110)	$(2,087)

Net operating loss carryforwards and tax credits decreased as a result of the utilization of net operating losses related to current year taxable income. For the years ended December 31, 2025 and 2024, we recorded $159 and $183 for state and federal tax credits, respectively. As of December 31, 2025, our gross federal net operating loss carryforwards were approximately $127 which are subject to Section 382 limitations.

As of December 31, 2025 and 2024, we had a valuation allowance related to deferred tax assets of $87 and $93, respectively, which were not likely to be realized due to the timing of certain state net operating loss limitations. During the year ended December 31, 2025, our valuation allowance decreased primarily as a result of the expiration of state net operating losses.

ASC 740, *Income Taxes*, requires a company to first determine whether it is more likely than not that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority. If the tax position is not more likely than not to be sustained, the gross amount of the unrecognized tax position will not be recorded in the financial statements but will be shown in tabular format within the uncertain income tax positions. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs due to the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the tax position has expired. A number of years may elapse before an uncertain tax position is effectively settled or until there is

(Dollars and shares in millions, except per share amounts or otherwise stated)

a lapse in the applicable statute of limitations. We record interest and penalties related to uncertain tax positions in Income tax expense in our audited consolidated statements of operations.

We have made, and expect to make, certain tax-efficient investments in clean energy technologies. These include investments in entities that own projects and technologies related to industrial carbon capture and storage. These investments will produce tax credits under Section 45Q of the Internal Revenue Code and related tax losses.

We recognized net tax benefits of $32 for each of the years ended December 31, 2025 and 2024, respectively, related to our tax equity investments. These recognized net tax benefits were recorded to Income tax expense in our consolidated statement of comprehensive income. The net tax benefits included tax credits and other income tax benefits of $162 and $153 during the years ended December 31, 2025 and 2024, respectively, which were partially offset by amortization expense of $130 and $121 for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, we had unrecognized tax benefits and uncertain tax positions of $198 and $201, respectively. If recognized, $198 of unrecognized tax benefits would affect our effective tax rate. Uncertain tax positions are recognized in Other long-term liabilities which, as of December 31, 2025 and 2024 were $83 and $76, respectively, including accrued interest.

We have state income tax audits pending. We do not expect the ultimate outcome of these audits to have a material adverse effect on our financial position or results of operations. We also do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2025 will significantly increase or decrease during the year ending December 31, 2026. Various events could cause our current expectations to change. Should our position with respect to the majority of these uncertain tax positions be upheld, the effect would be recorded in our consolidated statements of operations as part of the income tax provision. We recorded interest expense of $2 and $4 for the years ended December 31, 2025 and 2024, respectively, related to unrecognized tax benefits.

Changes in our unrecognized tax benefits and uncertain tax positions from January 1 through December 31 are set forth below:

	2025	2024
Balance, beginning of year	$201	$171
Increases in tax positions for prior years	—	5
Increases in tax positions for current year	9	27
Decreases in tax positions for prior years	(6)	—
Decreases in tax positions for current years	(1)	(2)
Decreases related to settlement with taxing authorities	(4)	—
Decreases related to statute of limitation lapses	(1)	—
Balance, end of year	$198	$201

On July 4, 2025, the President signed into law the One Big Beautiful Bill (“OBBB”) Act, introducing significant amendments to the U.S. Internal Revenue Code. The amendments include the permanent extension of certain individual, business, and international tax measures initially established under the 2017 Tax Cuts and Jobs Act, which were set to expire at the end of 2025.

The OBBB permanently extends the 100% bonus depreciation of qualifying assets which is expected to accelerate the timing of depreciation deductions for these assets. The OBBB also permanently eliminates the requirement under Internal Revenue Code Section 174 to capitalize and amortize U.S.-based research and experimental expenditures over five years, making these expenditures fully deductible in the period incurred. For the year ended December 31, 2025, these provisions approximately resulted in a $243 reduction of current

(Dollars and shares in millions, except per share amounts or otherwise stated)

income tax liabilities and a corresponding increase in deferred tax liabilities. The legislation did not have a material impact on our income tax expense for 2025.

(17) SEGMENTS AND GEOGRAPHIC INFORMATION

In accordance with FASB ASC Topic 280, *Segment Reporting*, we disaggregate our operations into two reportable segments: SiriusXM and Pandora and Off-platform. The financial results of these segments are utilized by the chief operating decision maker, who is our Chief Executive Officer, for evaluating segment performance and allocating resources. We report our segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments. For additional information on our segments refer to Note 1.

Segment results include the revenues and cost of services which are directly attributable to each segment. There are no indirect revenues or costs incurred that are allocated to the segments. There are planned intersegment advertising campaigns which will be eliminated. We had $5, $4 and less than $3 of intersegment advertising revenue during the years ended December 31, 2025, 2024 and 2023, respectively.

Segment revenue and gross profit were as follows during the periods presented:

	For the Year Ended December 31, 2025		
	SiriusXM	Pandora and Off-platform	Total
Revenue			
Subscriber revenue	$ 5,960	$ 526	$ 6,486
Advertising revenue	157	1,615	1,772
Other revenue	300	—	300
Total revenue	6,417	2,141	8,558
Cost of services			
Revenue share and royalties	$(1,542)	$(1,308)	$(2,850)
Programming and content[(a)]	(521)	(61)	(582)
Other[(a)(b)]	(536)	(102)	(638)
Total cost of services	(2,599)	(1,471)	(4,070)
Segment gross profit	$ 3,818	$ 670	$ 4,488

The reconciliation between reportable segment gross profit to consolidated income before income tax is as follows:

	For the Year Ended December 31, 2025
Segment Gross Profit	$4,488
Subscriber acquisition costs	(414)
Sales and marketing[(a)]	(714)
Product and technology[(a)]	(229)
General and administrative[(a)]	(496)
Depreciation and amortization	(547)
Share-based payment expense	(181)
Impairment, restructuring and acquisition costs	(436)
Total other (expense) income	(415)
Consolidated loss before income taxes	$1,056

(Dollars and shares in millions, except per share amounts or otherwise stated)

(a) Share-based payment expense of $48 related to cost of services, $46 related to sales and marketing, $34 related to product and technology and $53 related to general and administrative has been excluded for the year ended December 31, 2025.

(b) SiriusXM other costs of services related to customer service and billing of $370, transmission costs of $157 and cost of equipment of $9. Pandora other costs of services related to customer service and billing of $74 and transmission costs of $28.

	For the Year Ended December 31, 2024		
	SiriusXM	Pandora and Off-platform	Total
Revenue			
Subscriber revenue	$ 6,076	$ 540	$ 6,616
Advertising revenue	167	1,606	1,773
Other revenue	310	—	310
Total revenue	6,553	2,146	8,699
Cost of services			
Revenue share and royalties	$(1,565)	$(1,270)	$(2,835)
Programming and content[(c)]	(517)	(58)	(575)
Other[(c)(d)]	(560)	(113)	(673)
Total cost of services	(2,642)	(1,441)	(4,083)
Segment gross profit	$ 3,911	$ 705	$ 4,616

The reconciliation between reportable segment gross profit to consolidated loss before income tax is as follows:

	For the Year Ended December 31, 2024
Segment Gross Profit	$ 4,616
Subscriber acquisition costs	(369)
Sales and marketing[(c)]	(849)
Product and technology[(c)]	(252)
General and administrative[(c)]	(432)
Depreciation and amortization	(578)
Share-based payment expense	(200)
Impairment, restructuring and acquisition costs	(3,453)
Total other (expense) income	(348)
Consolidated Loss before income taxes	$(1,865)

(c) Share-based payment expense of $46 related to cost of services, $45 related to sales and marketing, $44 related to product and technology and $65 related to general and administrative has been excluded for the year ended December 31, 2024.

(d) Sirius XM other costs of services related to customer service and billing of $364, transmission costs of $186 and cost of equipment of $10. Pandora other costs of services related to customer service and billing of $79 and transmission costs of $34.

(Dollars and shares in millions, except per share amounts or otherwise stated)

	For the Year Ended December 31, 2023		
	SiriusXM	Pandora and Off-platform	Total
Revenue			
Subscriber revenue	$ 6,342	$ 524	$ 6,866
Advertising revenue	169	1,589	1,758
Other revenue	329	—	329
Total revenue	6,840	2,113	8,953
Cost of services			
Revenue share and royalties	$(1,603)	$(1,292)	$(2,895)
Programming and content(e)	(518)	(66)	(584)
Other(e)(f)	(568)	(117)	(685)
Total cost of services	(2,689)	(1,475)	(4,164)
Segment gross profit	$ 4,151	$ 638	$ 4,789

The reconciliation between reportable segment gross profit to consolidated income before income tax is as follows:

	For the Year Ended December 31, 2023
Segment Gross Profit	$4,789
Subscriber acquisition costs	(359)
Sales and marketing(e)	(886)
Product and technology(e)	(276)
General and administrative(e)	(541)
Depreciation and amortization	(624)
Share-based payment expense	(203)
Impairment, restructuring and acquisition costs	(92)
Total other (expense) income	(598)
Consolidated income before income taxes	$1,210

(e) Share-based payment expense of $45 related to cost of services, $45 related to sales and marketing, $46 related to product and technology and $67 related to general and administrative has been excluded for the year ended December 31, 2023.

(f) Sirius XM other costs of services related to customer service and billing of $388, transmission costs of $166 and cost of equipment of $14. Pandora other costs of services related to customer service and billing of $83 and transmission costs of $34.

The segment gross profit above is regularly provided to Chief Operating Decision Maker to assess which segment is more profitable as well as to identify opportunities and risks to profitability within the segments to determine resource allocations accordingly.

A measure of segment assets is not currently provided to the Chief Operating Decision Maker and has therefore not been provided.

As of December 31, 2025, long-lived assets were predominantly located in the United States. No individual foreign country represented a material portion of our consolidated revenue during the year ended December 31, 2025.

(Dollars and shares in millions, except per share amounts or otherwise stated)

(18) SUBSEQUENT EVENTS

Capital Return Program

On January 29, 2026, our board of directors declared a quarterly dividend on our common stock in the amount of $0.27 per share of common stock payable on February 27, 2026 to stockholders of record as of the close of business on February 11, 2026.

For the period from January 1, 2026 to February 3, 2026, we repurchased 1 shares of our common stock on the open market for an aggregate purchase price of $19, including fees and commissions.

SIRIUS XM HOLDINGS INC. AND SUBSIDIARIES
Schedule II—Schedule of Valuation and Qualifying Accounts

(in millions) Description	Balance January 1,	Charged to Expenses	Write-offs/ Payments/ Other	Balance December 31,
2025				
Allowance for doubtful accounts	$ 10	44	(46)	$ 8
Deferred tax assets—valuation allowance	$ 93	2	(8)	$87
2024				
Allowance for doubtful accounts	$ 15	52	(57)	$10
Deferred tax assets—valuation allowance	$ 88	21	(16)	$93
2023				
Allowance for doubtful accounts	$ 11	59	(55)	$15
Deferred tax assets—valuation allowance	$113	—	(25)	$88

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